Exhibit 99.1

Brookfield Properties

2008

ANNUAL REPORT

Brookfield Properties

2008 ANNUAL REPORT

Brookfield Properties Corporation
Brookfield Properties is a leading North American commercial real estate company that invests in premier-quality office properties in high-growth markets driven by financial service, government, and energy tenants. The portfolio is composed of investments in 108 office properties comprising 74 million square feet in 12 top U.S. and Canadian markets. With stable operating income, a disciplined management team, well-occupied buildings, and a growing asset-management platform, Brookfield Properties is positioned well for these economic times.
SELECTED FINANCIAL HIGHLIGHTS
All amounts expressed in U.S. dollars unless otherwise noted.

(Millions, except per-share information)	2008	2007	2006

Results of operations
Funds from operations and gains	$790	$773	$487
Funds from operations excluding lease-termination income and gains	626	629	443
Net income	700	240	135
Commercial-property net operating income	1,328	1,260	800

Per diluted common share
Funds from operations excluding lease-termination income and gains	$1.59	$1.57	$1.25
Net income	1.77	0.60	0.37
Dividends paid	0.56	0.55	0.51
Closing market price—NYSE	7.73	19.25	26.22

Financial position
Total assets	$19,457	$20,473	$19,314
Shareholders’ equity	3,427	3,078	3,112
Market capitilization	3,023	7,562	10,406

9.1M HOUSTON
6.7M CALGARY
10.8M LOS ANGELES
9.1M TORONTO
6.6M WASHINGTON, D.C.
20.6M NEW YORK
0.8M VANCOUVER
0.7M EDMONTON
1.8M DENVER
2.3M BOSTON
2.8M OTTAWA
3.1M MINNEAPOLIS

2008 Total Area in Square Feet

Dear Shareholders
As 2008 ended, the credit crisis that had initially impacted those operating with excessive leverage ratios rolled into a full-blown economic pandemic. Unemployment is on the rise, some businesses are failing, consumer and business spending is down, and debt markets are difficult to say the least.
     All of this had a direct impact on North American office markets, where leasing demand has tempered, pushing direct and sublease availabilities up and associated rents and other economic fundamentals down.
     Although this is certainly not good news, as an organization Brookfield Properties has a strong respect for the cyclical nature of the real estate business and financial markets. Consequently, we have always worked to limit the cyclical risk within our portfolio.
     We were proud to report another year of strong performance and financial results that exceeded our beginning-of-the-year expectations. We have also accomplished a lot toward our goals for the year to better prepare for the economic downturn.
     With this in mind, I’d like to highlight a few of our 2008 accomplishments.
     Net income for the year totaled $700 million, compared to $240 million in 2007. Much of that increase was due to a gain of almost $480 million from the conversion of some of our U.S. operations into an internal REIT. As a result of this conversion, all of our U.S. operations now function as a REIT and benefit from the ability to reduce effective tax rates on earnings. Funds from Operations in 2008 totaled $626 million, virtually flat with 2007, notwithstanding a 39% reduction in the earnings from our residential land development operations. Our office operations posted strong earnings growth of 5% for the year.
     We leased 6.4 million square feet of office space during the year, almost three times the amount scheduled to expire, ending 2008 with an occupancy rate of 96.3%, no decline from the prior year.
     In the process, we lowered our three-year lease expiry profile by 400 basis points, and have just 3.3% of our leases expiring in 2009.
     We took a lot of rollover risk out of our energy sector markets, which was an important goal of ours given new development occurring in those markets, by completing the four lease renewals that we set out to accomplish. These were Petro-Canada and Imperial Oil in Calgary and Devon Energy and Continental Airlines in Houston. This reduced our 2010-2013 lease expiry exposure by 3.1 million square feet and pushed our average lease term to nine years in Calgary and seven years in Houston. Our occupancy stands at 100% in Calgary and 95% in Houston.
     We completed $1.3 billion of refinancing, successfully rolling our 2008 debt maturities.
     Entering into 2009, we started the year with about $900 million of current commercial and corporate debt maturities on a proportional basis and have already completed refinancing on 44% of these, or $388 million. We believe the remaining 2009 debt maturity exposure is manageable and are well on our way toward completing renewal or replacement financings on these assets. We have virtually no debt maturities throughout the company in 2010.
     We sold our interest in the TD Canada Trust Tower in downtown Toronto for a record price for this market, as well as another small asset, for net proceeds of $200 million. Notwithstanding this, as acquisition and disposition activity slowed considerably in 2008, we did not achieve all of our goals in this regard. Although we had hoped to launch funds in both the U.S. and Canada seeded with owned assets, the market’s appetite for these types of funds waned as financial market volatility and illiquidity set in.
     We brought three of our five active developments to completion. The final two are scheduled to be concluded by the middle of 2009, requiring less than $25 million of additional equity to complete. All other development activities and spending have been curtailed pending tenant and financing commitments. In all, these five office developments total 2.2 million square feet and are 65% leased on average.
     Our residential operations achieved net income for the year of $144 million. Although down from the previous year, it was still a solid 17% return on equity investment.
OUTLOOK
Although the battered economy will surely create challenges for us in 2009, based upon our high office occupancy levels, low near-term lease rollovers and mark-to-market rental rate uplift achieved on last year’s leasing that will soon kick in, and barring any unforeseen circumstances such as tenant business failures, we are anticipating strong same-property net operating income growth for 2009 in our office division.
     Lastly, and given that we are frequently asked questions on Brookfield Properties’ outlook for 2009 given market conditions, I’ll offer the following.
LIQUIDITY
We have approximately $600 million of liquidity in cash and undrawn lines of credit, supported by an investment-grade rating from Standard & Poor’s. Our debt maturity schedule is manageable, with the overwhelming majority of our loans recourse only to specific properties, minimizing the company’s exposure to the impact of potential single-asset issues. As of the beginning of the year, our 2009 debt maturities consisted of 13 asset-level, non-recourse loans averaging $43 million in size. These are small loans in relation to our overall debt (6%). The average loan-to-value is low (40%) and the average debt service coverage ratio is high (1.8 times cash flow), putting these loans in the sweet spot of the lending market. We are currently in discussions to renew these loans (and expect by press time many will have already been completed) and are not anticipating any refinancing issues. We have already completed the renewal of our maturing credit facility and expect to renew or refinance our term loan of $104 million shortly. We have no further debt maturities of note until 2011.
2011 DEBT
Our $1.6 billion share of the mezzanine debt used to finance the Trizec acquisition in 2006 does not come due until October of 2011. This debt is recourse only to the assets within the U.S. Office Fund with no corporate recourse or recourse to other Brookfield Properties assets. We are confident given the time we have that we will be able to refinance this debt with fixed-rate, asset-level financing and/or asset sales, working alongside our joint venture partner. The cash flows being generated by these assets continue to exceed our expectations.
MERRILL LYNCH
The uncertainty of Bank of America/Merrill Lynch’s plans upon the expiry of their lease at the World

BAY ADELAIDE
CENTRE

BAY ADELAIDE CENTRE WEST

Toronto, Canada

Financial Center in 2013 continues to weigh on our common stock price. Although as of this writing we do not know their plans, there are a number of mitigating factors of note to point out should they not renew all or part of their lease. First, through a self-amortization in-place financing, there will be no debt on Four World Financial Center and only a small amount on Two World Financial Center upon lease expiry. Second, Merrill has an ownership interest of 49% in 4 WFC. Of the 4.6 million square feet that they lease, 1.8 million square feet is subleased to various tenants with whom we are in direct discussions regarding lease extensions and/or expansion. Given Merrill’s ownership stake and sublease occupants, our effective direct exposure to Merrill Lynch is 1.9 million square feet. And finally, we have almost five years ahead of us to secure new tenants should Merrill choose to leave the World Financial Center.
RESIDENTIAL LAND OPERATIONS
Our mainly Western Canadian-based residential land development platform had its second most successful year in 2008 despite the global economic slowdown. For 2009, we do expect Alberta’s housing market to cool, but, the business prospects of this commodities-rich regional economy remain encouraging over the long term. In the meantime, we expect to limit new investments in this business and focus on harvesting cash.
IN CLOSING
By all accounts, 2009 will continue to be a challenging year for the global economy and there is no reason why the North American real estate business will be an exception.
     In the words of Joseph Werner of Peter B. Cannell & Co. Inc.: “Severe economic downturns are always frightening, but they do run their course and provide great opportunities.” Those that survive will thrive.
The key to long-term success in commercial real estate, as in all businesses, is sustainable cash flow throughout business cycles. We believe our strategy of owning well-located, high-quality assets in North America’s most dynamic markets, 96.3% leased to high-quality tenants, with manageable near-term lease and debt maturities, positions us well to weather this economic storm.
     On behalf of all Brookfield Properties employees and our Board of Directors, I thank you for your continued support.
Sincerely,
Richard B.Clark
Chief Executive Officer
March 6, 2009

Before

After

1225 CONNECTICUT AVENUE

Washington, D.C.

VALUE ENHANCEMENT THROUGH REDEVELOPMENT
Brookfield has a strong history in acquiring underperforming properties and pro-actively managing the asset to maximize occupancy, cash flow and value. 1225 Connecticut Avenue in Washington, D.C. was a functionally obsolete class C office building in a desirable location when acquired with the Trizec portfolio in 2006. Going in, we knew that the property was being vacated in its entirety due to the sole tenant moving out shortly after the closing. Therefore, in order to raise the value of the building and to attract quality tenants, we initiated a complete redevelopment program. Managed by our internal design and construction group in collaboration with the regional leasing team, $32 million was spent to transform the property into a sustainable, LEED Gold, class A office building. Now, completely modernized, the eight-story building gleams with all new space and superior detailing throughout, creating a stunning presence along one of the U.S. capital’s most renowned business corridors. This fall, Brookfield completed a ten-year lease for the entire building with the World Bank, underscoring the strong appeal of a high-quality, well-located, environmentally friendly property to top tenants and the enduring strength of the Washington, D.C. office market.

Portfolio

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)			(SQUARE FEET IN 000S)			PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL			OWNED	OWNED	SHAREHOLDERS’	NET OWNED
COMMERCIAL PROPERTY	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

DIRECT
New York
World Financial Center
One	1	99.2	1,603	52	1,655	58	1,713	100	1,713	(10)	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	(16)	2,690
Three	1	99.8	1,254	—	1,254	53	1,307	100	1,307	(8)	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	51	996	(6)	990
Retail		80.4	—	168	168	122	290	100	290	(2)	288
One Liberty Plaza	1	99.0	2,327	20	2,347	—	2,347	100	2,347	(14)	2,333
245 Park Avenue	1	95.4	1,719	68	1,787	—	1,787	51	911	(5)	906
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	(6)	1,088

	7	98.8	12,524	391	12,915	281	13,196		11,364	(67)	11,297

Boston
53 State Street	1	99.3	1,164	30	1,194	41	1,235	100	1,235	(8)	1,227
75 State Street	1	86.8	771	25	796	235	1,031	100	1,031	(6)	1,025

	2	94.3	1,935	55	1,990	276	2,266		2,266	(14)	2,252

Washington, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	100	571	(3)	568
701 9th Street	1	100.0	340	24	364	183	547	100	547	(3)	544
Potomac Tower	1	100.0	238	—	238	203	441	100	441	(3)	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	—	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	—	253
One Bethesda Center	1	100.0	160	19	179	—	179	100	179	—	179

	6	100.0	1,670	59	1,729	571	2,300		2,300	(9)	2,291

Houston
1201 Louisiana Street	1	94.4	836	8	844	48	892	100	892	—	892

	1	94.4	836	8	844	48	892		892	—	892

Denver
Republic Plaza	1	97.7	1,276	48	1,324	503	1,827	100	1,827	—	1,827

	1	97.7	1,276	48	1,324	503	1,827		1,827	—	1,827

Minneapolis
33 South Sixth Street	2	91.6	1,108	370	1,478	325	1,803	100	1,803	—	1,803
RBC Plaza	2	93.9	610	442	1,052	196	1,248	100	1,248	—	1,248

	4	92.6	1,718	812	2,530	521	3,051		3,051	—	3,051

Toronto
Brookfield Place
Bay Wellington Tower	1	99.4	1,299	41	1,340	—	1,340	100	1,340	—	1,340
Retail and Parking	1	100.0	—	52	52	690	742	70	519	—	519
22 Front Street	1	99.2	136	8	144	—	144	100	144	(15)	129
Exchange Tower	1	98.7	963	66	1,029	131	1,160	50	580	(64)	516
105 Adelaide	1	100.0	176	7	183	49	232	100	232	(25)	207
Hudson’s Bay Centre	1	99.3	536	261	797	295	1,092	100	1,092	(121)	971
Queen’s Quay Terminal	1	96.4	428	76	504	—	504	100	504	(56)	448
HSBC Building	1	97.1	188	6	194	31	225	100	225	(25)	200

	8	98.8	3,726	517	4,243	1,196	5,439		4,636	(306)	4,330

Calgary
Bankers Hall	3	100.0	1,944	224	2,168	525	2,693	50	1,347	(149)	1,198
Petro Canada Centre	2	100.0	1,708	24	1,732	220	1,952	50	976	(107)	869
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	841	(93)	748

	7	100.0	5,080	295	5,375	951	6,326		3,164	(349)	2,815

Vancouver
Royal Centre	1	96.9	494	95	589	264	853	100	853	(94)	759

	1	96.9	494	95	589	264	853		853	(94)	759

Other
Other	1	96.2	70	3	73	—	73	100	73	—	73

	1	96.2	70	3	73	—	73		73	—	73

TOTAL DIRECT	38	98.1	29,329	2,283	31,612	4,611	36,223		30,426	(839)	29,587

U.S. FUND
New York
The Grace Building	1	94.5	1,537	20	1,557	—	1,557	49.9	777	(426)	351
One New York Plaza	1	99.0	2,554	31	2,585	—	2,585	100	2,585	(1,416)	1,169
Newport Tower	1	96.2	1,059	41	1,100	—	1,100	100	1,100	(603)	497
1065 Avenue of the Americas	1	66.3	642	40	682	—	682	99	675	(370)	305
1411 Broadway	1	80.5	1,149	38	1,187	36	1,223	49.9	610	(334)	276
1460 Broadway	1	100.0	211	9	220	—	220	49.9	110	(60)	50

	6	91.6	7,152	179	7,331	36	7,367		5,857	(3,209)	2,648

Washington, D.C.
1200 K Street	1	97.6	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	—	128	—	128	16	144	100	144	(79)	65
1250 Connecticut Avenue	1	98.5	163	21	184	26	210	100	210	(115)	95
1400 K Street	1	100.0	178	12	190	34	224	100	224	(123)	101

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Non-managed properties

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)			(SQUARE FEET IN 000S)			PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL			OWNED	OWNED	SHAREHOLDERS'	NET OWNED
	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

2000 L Street	1	90.5	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.9	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Spring Metro Plaza	3	94.0	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(122)	101
Victor Building	1	73.1	302	45	347	—	347	49.9	173	(95)	78
1550 & 1560 Wilson Blvd	2	87.1	248	35	283	76	359	100	359	(197)	162

	22	90.2	3,526	364	3,890	399	4,289		4,110	(2,252)	1,858

Los Angeles
601 Figueroa	1	75.3	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	96.0	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	84.0	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	94.4	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	94.7	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	75.8	409	19	428	—	428	100	428	(234)	194
6060 Center Drive	1	85.7	253	15	268	113	381	100	381	(209)	172
6080 Center Drive	1	96.0	316	—	316	163	479	100	479	(263)	216
6100 Center Drive	1	97.0	294	—	294	168	462	100	462	(253)	209
701 B Street	1	86.4	512	37	549	—	549	100	549	(301)	248
707 Broadway	1	85.2	183	—	183	128	311	100	311	(170)	141
9665 Wilshire Blvd	1	98.5	171	—	171	64	235	100	235	(130)	105
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	49.5	336	2	338	141	479	100	479	(262)	217
Northpoint	1	75.9	105	—	105	45	150	100	150	(82)	68
Arden Towers at Sorrento	4	79.5	554	54	608	—	608	100	608	(333)	275
Westwood Center	1	89.7	293	25	318	—	318	100	318	(174)	144
Wachovia Center	1	92.0	465	14	479	161	640	100	640	(351)	289

	22	85.9	8,034	590	8,624	2,139	10,763		10,529	(5,768)	4,761

Houston
Allen Center
One Allen Center	1	99.0	914	79	993	—	993	100	993	(544)	449
Two Allen Center	1	98.8	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	94.4	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Four Allen Center	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(697)	570
Cullen Center
Continental Center I	1	97.2	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	83.8	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	83.4	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	97.5	351	39	390	44	434	100	434	(237)	197

	8	94.9	7,115	321	7,436	790	8,226		7,575	(4,152)	3,423

TOTAL U.S. FUND	58	90.5	25,827	1,454	27,281	3,364	30,645		28,071	(15,381)	12,690

CANADIAN FUND
Toronto
First Canadian Place	1	96.5	2,379	232	2,611	170	2,781	25	695	(76)	619
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121

	3	96.7	3,116	258	3,374	323	3,697		924	(101)	823

Calgary
Altius Centre	1	98.1	303	3	306	72	378	25	95	(11)	84

	1	98.1	303	3	306	72	378		95	(11)	84

Ottawa
Place de Ville I	2	99.4	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	99.3	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	12	553	95	648	25	162	(18)	144

	6	99.5	1,701	49	1,750	1,030	2,780		695	(77)	618

Edmonton
Canadian Western Bank	1	99.8	371	36	407	91	498	25	125	(14)	111
Enbridge Tower	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	99.9	555	36	591	121	712		179	(21)	158

TOTAL CANADIAN FUND	12	97.9	5,675	346	6,021	1,546	7,567		1,893	(210)	1,683

TOTAL PROPERTIES	108	94.9	60,831	4,083	64,914	9,521	74,435		60,390	(16,430)	43,960
Development and Redevelopment	—	—	16,506	—	16,506	—	16,506		15,067	(2,454)	12,613

TOTAL PORTFOLIO	108	94.9	77,337	4,083	81,420	9,521	90,941		75,457	(18,884)	56,573

TOTAL EXCLUDING NON-MANAGED	89	96.3	71,407	3,830	75,237	8,502	83,739		68,985	(15,338)	53,647

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Non-managed properties

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This annual report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and releasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

Management’s Discussion and Analysis of Financial Results
March 6, 2009
PART I — OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2008 includes material information up to March 6, 2009. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), with non-GAAP measures such as net operating income and funds from operations have been reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes, which begin on page 70 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization and certain other non-cash items. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 39. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties. Throughout our MD&A, we use the term “proportional” (as shown in italics) to reflect a proportionate consolidation of our 45% effective interest in the U.S. Office Fund. Proportionate amounts disclosed are non-GAAP financial measures and are based on our calculations.
At December 31, 2008, the book value of Brookfield Properties’ assets was $19.5 billion. During 2008, we generated $700 million of net income ($1.77 per diluted share) and $626 million of funds from operations ($1.59 per diluted share).

FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

(Millions, except per share amounts)	2008	2007	2006(1)

Results of operations
Total revenue	$2,805	$2,842	$1,823
Net income	700	240	135
Net income per share — diluted	1.77	0.59	0.37
Common share dividends paid per share	0.56	0.55	0.51
Funds from operations	626	629	443
Funds from operations per share — diluted	1.59	1.57	1.25
Balance sheet data
Total assets	19,457	20,473	19,314
Commercial properties	14,901	15,889	15,287
Commercial property debt	11,505	12,125	11,185
Shareholders’ equity	3,427	3,078	3,112
Book value per share	8.80	7.84	7.80

(1)	Per share amounts have been restated to reflect the impact of the three-for-two stock split effective May 4, 2007
COMMERCIAL PROPERTY OPERATIONS
Our commercial property portfolio consists of interests in 108 properties totaling 74 million square feet, including 10 million square feet of parking. Our development/redevelopment portfolio comprises interests in 15 sites totaling 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing office funds or through the establishment of new funds.

The following table summarizes our investment by market:

			Brookfield Properties’	Book		Net Book
	Number of	Total Area	Owned Interest	Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
Midtown New York, New York	2	2,881	2,005	$883	$684	$199
Downtown New York, New York	5	10,315	9,359	2,928	1,874	1,054
Boston, Massachusetts	2	2,266	2,266	825	573	252
Washington, D.C.	6	2,300	2,300	678	499	179
Toronto, Ontario	8	5,439	4,636	930	495	435
Calgary, Alberta	7	6,326	3,164	405	321	84
Denver, Colorado	1	1,827	1,827	274	161	113
Houston, Texas	1	892	892	155	101	54
Other	2	926	926	100	98	2
Corporate debt	—	—	—	—	325	(325)

	34	33,172	27,375	7,178	5,131	2,047
U.S. Office Fund
Midtown New York, New York	4	3,682	2,172	1,243	311	932
Downtown New York, New York	2	3,685	3,685	1,278	397	881
Washington, D.C.	22	4,289	4,110	1,123	366	757
Houston, Texas	8	8,226	7,575	1,135	240	895
Los Angeles, California	22	10,763	10,529	2,616	421	2,195
U.S. Fund debt	—	—	—	—	3,989	(3,989)

	58	30,645	28,071	7,395	5,724	1,671
Canadian Office Fund
Toronto, Ontario	3	3,697	924	217	82	135
Calgary, Alberta	1	378	95	16	17	(1)
Ottawa, Ontario	6	2,780	695	81	19	62
Other	2	712	179	14	14	—

	12	7,567	1,893	328	132	196

Continuing Operations	104	71,384	57,339	$14,901	$10,987	$3,914
Discontinued Operations(2)	4	3,051	3,051	271	199	72

	108	74,435	60,390	$15,172	$11,186	$3,986
Office development sites		16,237	14,798	1,074	518	556
Redevelopment sites		269	269	151	—	151

Total		90,941	75,457	$16,397	$11,704	$4,693

(1)	Represents consolidated interest before non-controlling interests

(2)	RBC Plaza and 33 South Sixth Street in Minneapolis are currently classified as discontinued operations
We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 108 commercial office properties, 27 are wholly owned, 11 are held in property-level joint ventures or co-tenancies, and 70 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We fully consolidate this Fund.

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality particularly in these markets in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., Wachovia, CIBC, RBC Financial Group, Bank of Montreal and Petro-Canada. A detailed list of major tenants is included in Part V (“Risks and Uncertainties”) of this MD&A, which begins on page 55.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 9% of our leases, on average, mature annually over the next five years and excluding Merrill Lynch, our largest tenant, approximately 7% of our leases, on average, mature annually over the next five years. As a result of our leasing activity in 2008, which includes 3.8 million square feet related to 2009 and beyond maturities, we improved this rollover profile by 400 basis points since the beginning of the year.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Midtown New York			Downtown New York			Boston
			Net Rent			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	3,321	5.1		627	9.6		141	1.0		113	5.7
2009	2,547	3.9	$20	375	5.7	$25	196	1.4	$17	183	9.2	$23
2010	3,517	5.4	22	391	6.0	32	286	2.1	20	125	6.3	29
2011	4,750	7.3	24	131	2.0	36	670	4.9	36	454	22.8	43
2012	5,615	8.6	20	446	6.8	30	426	3.1	11	48	2.4	25
2013	11,794	18.2	27	751	11.5	35	4,759	34.7	35	32	1.6	28
2014	3,948	6.1	24	215	3.3	26	410	3.0	36	30	1.5	39
2015	6,670	10.3	20	344	5.3	29	2,156	15.7	19	—	—	—
2016 & beyond	22,752	35.1	30	3,247	49.8	51	4,675	34.1	33	1,005	50.5	31
Parking	9,521	—	—	36	—	—	281	—	—	276	—	—

	74,435	100.0		6,563	100.0		14,000	100.0		2,266	100.0

Average market net rent			$32			$68			$37			$30

Average market gross rent			$50			$93			$57			$50

(1)	Net rent at expiration of lease

	Washington, D.C.			Houston			Los Angeles
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	379	6.7		425	5.1		1,217	14.1
2009	511	9.1	$25	181	2.2	$13	422	4.9	$20
2010	292	5.2	23	304	3.7	13	836	9.7	21
2011	195	3.5	26	780	9.4	14	1,032	12.0	19
2012	603	10.7	23	1,102	13.3	13	1,405	16.3	24
2013	418	7.4	26	775	9.4	12	902	10.5	30
2014	1,232	21.9	25	595	7.2	11	715	8.3	26
2015	273	4.9	35	657	7.9	14	359	4.2	25
2016 & beyond	1,716	30.6	44	3,461	41.8	19	1,736	20.0	28
Parking	970	—	—	838	—	—	2,139	—	—

	6,589	100.0		9,118	100.0		10,763	100.0

Average market net rent			$35			$24			$25

Average market gross rent			$55			$36			$39

(1)	Net rent at expiration of lease

	Toronto			Calgary			Ottawa
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	164	2.2		7	0.1		8	0.5
2009	432	5.7	$15	61	1.1	$24	35	2.0	$14
2010	580	7.6	22	346	6.1	21	7	0.4	27
2011	511	6.7	22	680	12.0	24	8	0.5	13
2012	763	10.0	22	461	8.1	25	6	0.3	—
2013	1,478	19.4	24	502	8.8	27	1,131	64.6	16
2014	280	3.7	25	111	2.0	32	9	0.5	20
2015	715	9.4	25	1,016	17.9	25	542	31.0	12
2016 & beyond	2,694	35.3	20	2,497	43.9	27	4	0.2	25
Parking	1,519	—	—	1,023	—	—	1,030	—	—

	9,136	100.0		6,704	100.0		2,780	100.0

Average market net rent			$22			$33			$18

Average market gross rent			$43			$47			$31

(1)	Net rent at expiration of lease

	Denver			Minneapolis			Other
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	31	2.3		188	7.4		21	1.7
2009	39	2.9	$21	71	2.8	$10	41	3.3	$13
2010	104	7.9	21	65	2.6	12	181	14.4	12
2011	99	7.5	19	48	1.9	15	142	11.3	14
2012	87	6.6	18	178	7.0	16	90	7.2	14
2013	151	11.4	21	791	31.3	7	104	8.3	16
2014	134	10.1	14	172	6.8	12	45	3.6	11
2015	59	4.5	17	434	17.2	5	115	9.2	16
2016 & beyond	620	46.8	16	583	23.0	13	514	41.0	11
Parking	503	—	—	521	—	—	385	—	—

	1,827	100.0		3,051	100.0		1,638	100.0

Average market net rent			$22			$15			$22

Average market gross rent			$33			$27			$38

(1)	Net rent at expiration of lease

COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 17 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have five projects under development and one project under redevelopment as outlined on page 23 of this MD&A.
The following table summarizes our commercial development projects at December 31, 2008:

							Other
			Number	Owned			Share-	Net
			of	Interest		Owned	holder’s	Owned
(Square feet in 000’s) Region		Description	Sites	%	Total	Interest(1)	Interest	Interest

Direct
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	—	5,400
77 K Street	Washington	Adjacent to Union Station	1	50%	327	164	(4)	160
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	(48)	384
Bankers Court	Calgary	East and West Parkades adjacent to Bankers Hall	1	50%	500	250	(28)	222
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	—	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	—	600

			8		12,160	11,379	(498)	10,881
U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	1,000	1,000	(548)	452
Waterview	Washington	At the foot of the Key Bridge in Rosslyn, Virginia	1	25%	300	75	(41)	34
1500 Smith Street	Houston	Adjacent to Four Allen Center	1	100%	500	500	(274)	226
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	600	600	(329)	271
Five Allen Center	Houston	Adjacent to the Allen Center	1	100%	1,100	1,100	(601)	499

			5		3,500	3,275	(1,793)	1,482
Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577	144	(16)	128

			1		577	144	(16)	128

Redevelopment			14		16,237	14,798	(2,307)	12,491
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269	269	(147)	122

Total development and redevelopment			15		16,506	15,067	(2,454)	12,613

(1)	Represents the company’s consolidated interest before non-controlling interests
RESIDENTIAL DEVELOPMENT
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.
We intend to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.

The following table summarizes our residential land development at December 31, 2008:

	Under Development		Housing Inventory		Held for Development
	Number of	Book	Number of	Book	Number of	Book
($ in Millions)	Lots/Acres	Value	Units	Value	Acres	Value

Single Family (Lots)
Alberta	2,960	$267	86	$14	6,200	$408
Ontario	180	7	388	40	1,854	46
Colorado	998	60	—	—	2,628	146
Texas	106	5	—	—	3,734	99
Missouri	94	5	—	—	221	19

Total Single Family (Lots)	4,338	$344	474	$54	14,637	$718
Total Single Family (Acre Equivalent)(1)	744

Multi-Family and Commercial (Acres)
Alberta	141	$44	173	$34	—	$—
Colorado	10	1	—	—	—	—
Texas	6	1	—	—	—	—

Total Multi-Family and Commercial (Acres)	157	$46	173	$34	—	$—

Total Book Value Land Under Development		$390		$88		$718

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP’), net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 39 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP and should not be considered an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

PART II — FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $19.5 billion at December 31, 2008, a decrease of $1.0 billion from 2007. The decrease in total assets is primarily attributable to a decrease in commercial properties as a result of the sale of TD Canada Trust Tower in Toronto during 2008, as well as a significant decline in the value of the Canadian dollar as compared to December 31, 2007. The following is a summary of our assets over the past two years:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Dec. 31, 2008	Dec. 31, 2008	Dec. 31, 2007

Commercial properties	$10,834	$14,901	$15,889
Commercial developments	1,078	1,225	1,172
Residential developments	1,196	1,196	1,228
Receivables and other	893	935	1,056
Intangible assets	371	637	759
Restricted cash and deposits	96	116	151
Cash and cash equivalents	128	157	214
Assets related to discontinued operations(2)	290	290	4

Total	$14,886	$19,457	$20,473

(1)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office Fund

(2)	Includes $271 million of commercial properties and $19 million of other assets associated with assets related to discontinued operations at December 31, 2008 (December 31, 2007 - $3 million and $1 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $14.9 billion as at December 31, 2008 compared to $15.9 billion at December 31, 2007. The decrease is attributable to the sale of TD Canada Trust Tower in Toronto in the third quarter of 2008 and the reclassification RBC Plaza and 33 South Sixth Street in Minneapolis to discontinued operations as well as the impact of foreign exchange fluctuations on our Canadian dollar-denominated assets. These decreases are offset by the reclassification of Four Allen Center in Houston from commercial developments to commercial properties during the first quarter of 2008. The consolidated carrying value of our North American commercial properties is approximately $260 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Dec. 31, 2008		Dec. 31, 2007
	Total Area	Owned Interest	Book Value	Book Value	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	per Sq. Ft.	(Millions)	Per Sq. Ft.

Midtown, New York, New York	6,563	4,177	$2,126	$509	$2,160	$533
Downtown, New York, New York	14,000	13,044	4,206	322	4,250	346
Boston, Massachusetts	2,266	2,266	825	364	854	395
Washington, D.C.	6,589	6,410	1,801	281	1,822	288
Houston, Texas	9,118	8,467	1,290	152	1,076	149
Los Angeles, California	10,763	10,529	2,616	248	2,637	253
Toronto, Ontario	9,136	5,560	1,147	206	1,637	265
Calgary, Alberta	6,704	3,259	421	129	523	160
Ottawa, Ontario	2,780	695	81	117	102	147
Denver, Colorado	1,827	1,827	274	150	280	156
Minneapolis, Minnesota	—	—	—	—	422	140
Other	1,638	1,105	114	103	126	114

Continuing operations	71,384	57,339	14,901	260	15,889	272
Discontinued operations	3,051	3,051	271	89	3	58

Total	74,435	60,390	$15,172	$251	$15,892	$271

(1)	Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs in 2008 totaled $137 million, compared with the $166 million expended in 2007. The decrease in the current year was due to the leasing commissions and improvements incurred offset by an increase in total leasable area as compared to 2007 due to the purchase of the remaining interest in 53 and 75 State Street in Boston in the fourth quarter of 2007.

Tenant installation costs are summarized as follows:

(Millions)	2008	2007

Leasing commissions	$31	$59
Tenant improvements	106	107

Total	$137	$166

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2008 totaled $77 million, compared with $49 million during 2007. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. The increase in capital expenditures is due primarily to increased capital projects. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. During 2008, $19 million of our total capital expenditures is recoverable, consistent with $19 million in the prior year.
ASSETS RELATED TO DISCONTINUED OPERATIONS
In the fourth quarter of 2008, four properties met the criteria for being classified as a discontinued operation; RBC Plaza buildings and 33 South Sixth Street in Minneapolis. We have reclassified $290 million of assets and $217 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with these properties as at December 31, 2008.
As at December 31, 2007, one property met the criteria for being classified as discontinued operation; Acres House in Niagara Falls. We reclassified $4 million of assets and $3 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with this property as at December 31, 2007. This property was sold in the second quarter of 2008.
COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of this development land and infrastructure was $1,225 million at December 31, 2008, an increase of $53 million from $1,172 million in 2007. The increase is primarily attributable to active construction at a number of development sites, offset by the reclassification of Four Allen Center to commercial properties. Four Allen Center in Houston is 100% leased to Chevron.
The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction	Book Value	Book Value
(Millions)	Sq. Ft. (000’s)	(000’s)	Dec. 31, 2008	Dec. 31, 2007

Active developments
Bay Adelaide Centre, Toronto	2,600	1,160	$510	$416
Reston Crescent, Washington, D.C.	1,000	185	70	56
Waterview, Washington, D.C.	300	300	19	27
77 K Street, Washington, D.C.	327	327	44	34
Bankers Court, Calgary	500	265	40	22

	4,727	2,237	683	555
Planning
Manhattan West, New York	5,400		269	207
Herald Site, Calgary	1,200		47	53
Others			75	52
1500 Smith Street, Houston	500
Five Allen Center, Houston	1,100
Allen Center Clay Street, Houston	600
1501 Tremont Place, Denver	733
Block 173, Denver	600
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	577

Total developments	16,237	2,237	1,074	867
Redevelopment
1225 Connecticut Avenue, Washington, D.C.	269	269	151	107
Reclassified to commercial
Four Allen Center, Houston(1)				198

Total developments and redevelopments	16,506	2,506	$1,225	$1,172

(1)	During the first quarter of 2008, this property was reclassified to commercial properties

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 17 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following development activity took place during 2008:
•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and construction is actively underway. Phase I represents 1.2 million square feet of a three-phase project that is expected to total 2.6 million square feet and be completed in 2009. Due to the continuous construction on Phase I, the book value of this site has increased by $94 million since December 31, 2007.

•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is substantially complete on Two Reston Crescent, a 185,000 square foot building. As a result of construction progress to date, the book value of this project has increased by $14 million since December 31, 2007.

•	Construction on Bankers Court in Calgary, a 500,000 square foot, two-building project, commenced in the third quarter of 2006. Active development of the first building, totaling 265,000 square feet, is taking place and is expected to be complete by the first quarter of 2009. The building is 100% leased. As a result of the continuous development, the book value of this site has increased by $18 million since December 31, 2007.

•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. As a result of active construction, the book value of this site has increased by $10 million since December 31, 2007. Construction is substantially complete.

•	1225 Connecticut Avenue in Washington, D.C. is a property that was acquired as part of the Trizec portfolio. This site was reclassified as a redevelopment site in the third quarter of 2007. The book value increased to $151 million at December 31, 2008 from $107 million at December 31, 2007 as a result of the ongoing development. Construction is substantially complete.

•	Waterview, a development site in Washington, D.C. acquired with the Trizec portfolio, was under construction prior to the acquisition. During the second quarter of 2007, we sold the 630,000 square foot office portion of this development site. The remaining 300,000 square foot building is substantially complete. This site is our only hotel/residential asset. The book value of this site has decreased by $8 million to $19 million at December 31, 2008.
Expenditures for development and redevelopment of commercial properties totaled $394 million in 2008 compared with $313 million in 2007. The increase is due to construction costs incurred on the six projects mentioned above, which are all currently under active development.
The details of development and redevelopment expenditures are as follows:

(Millions)	2008	2007

Construction costs	$331	$211
Interest capitalized	62	54
Tenant improvements	—	47
Property taxes and other	1	1

Total	$394	$313

Further details on our active developments as at December 31, 2008 are as follows:

	Square Feet
	Currently			Owned Interest(1)
	Under	Expected				Estimated	Total		Estimated
	Construction	Date of		%	Investment	Total	Construction	Amount	NOI at
(Millions)	(000’s)	Completion		Pre-leased	to Date	Investment	Loan	Drawn	Stabilization

Active developments
Bay Adelaide Centre, Toronto	1,160	Q3 2009		72%	$380	$443	$344	$226	$32
Reston Crescent, Washington, D.C.	185	Complete	(3)	31%	45	64	—	—	4
77 K Street, Washington, D.C.	327	Complete	(3)	—	45	64	52	30	5
Bankers Court, Calgary	265	Q1 2009		100%	42	45	40	30	4

Subtotal office developments	1,937				$512	$616	$436	$286	$45
Waterview, Washington, D.C.(2)	300	Complete	(3)	—	19	19	5	5	2

Total	2,237				$531	$635	$441	$291	$47

Redevelopments
1225 Connecticut, Washington, D.C.	269	Complete	(3)	100%	150	175	—	—	12

Total	269				$150	$175	$—	$—	$12

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Estimated value of hotel and condominium upon completion is $45 million

(3)	Substantially complete as at December 31, 2008
RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at December 31, 2008 was $1,196 million, compared with $1,228 million at the end of 2007. The decrease was attributable to residential inventory sold as well as foreign exchange fluctuations due to the weakening of the Canadian dollar, offset by additional land acquisitions and increased work in progress.
The details of our residential development property portfolio are as follows:

(Millions)	Dec. 31, 2008	Dec. 31, 2007

Under development	$390	$431
Housing inventory	88	85
Held for development	718	712

Total	$1,196	$1,228

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots/Acres		Book Value (Millions)
Under development	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007

Single Family (Lots)
Alberta	2,960	3,725	$267	$314
Ontario	180	330	7	24
Colorado	998	858	60	42
Texas	106	106	5	4
Missouri	94	88	5	2

Total Single Family (Lots)	4,338	5,107	$344	$386

Total Single Family (Acre Equivalent)(1)	744	843

Multi-Family and Commercial (Acres)
Alberta	141	136	$44	$44
Colorado	10	25	1	1
Texas	6	—	1	—

Total Multi-Family and Commercial (Acres)	157	161	$46	$45

Total Book Value Land Under Development			$390	$431

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Number of Units		Book Value (Millions)
Housing Inventory	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007

Single Family
Alberta	86	224	$14	$28
Ontario	388	239	40	28

	474	463	54	56

Multi-Family
Alberta	173	174	34	29

Total	647	637	$88	$85

	Number of Acres		Book Value (Millions)
Held for Development	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007

Alberta	6,200	5,955	$408	$424
Ontario	1,854	2,184	46	64
Colorado	2,628	2,167	146	122
Texas	3,734	3,328	99	84
Missouri	221	226	19	18

Total	14,637	13,860	$718	$712

RECEIVABLES AND OTHER ASSETS
Receivables and other assets decreased to $935 million at December 31, 2008 from $1,056 million at December 31, 2007 primarily due to a reduction in our residential receivables and prepaid and other assets, partly attributable to the decline in the Canadian dollar. In addition, there was a decrease in our loans receivable balance related to the repayment of a loan acquired in connection with the acquisition of O&Y Properties which occurred in 2005.
The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2008	Dec. 31, 2007

Accounts receivable	$137	$135
Straight-line rent and free rent receivables	409	378
Real estate mortgages and loans receivable	21	63
Residential receivables and other assets	241	292
Prepaid expenses and other assets	127	188

Total	$935	$1,056

INTANGIBLE ASSETS
We have $637 million at December 31, 2008 (December 31, 2007 — $759 million) of lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related accumulated amortization, which resulted from acquisitions of individual commercial properties and portfolios, including the acquisition of our remaining interests in 53 and 75 State Street in Boston at the end of 2007, the individual property acquisition of 1201 Louisiana in Houston in 2007, as well as the Trizec acquisition, the O&Y acquisition and the 2006 acquisitions in the greater Washington, D.C. area.
The components of intangible assets are as follows:

(Millions)	Dec. 31, 2008	Dec. 31, 2007

Intangible assets
Lease origination costs	$382	$377
Tenant relationships	499	501
Above-market leases and below-market ground leases	66	82

	$947	$960
Less accumulated amortization
Lease originations costs	(151)	(124)
Tenant relationships	(138)	(62)
Above-market leases and below-market ground leases	(21)	(15)

Total net	$637	$759

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $116 million at December 31, 2008 from $151 million at December 31, 2007. The decrease is a result of the payment of tax escrows related to certain of our properties during the first quarter of 2008.
CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.
As at December 31, 2008, cash balances decreased to $157 million from $214 million at December 31, 2007 principally as a result of cash used to pay down our revolving credit lines as well as cash utilized in our active development and redevelopment activities.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $19.5 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Dec. 31, 2008	Dec. 31, 2008	Dec. 31, 2007

Liabilities
Commercial property debt	$8,354	$11,505	$12,125
Accounts payable and other liabilities	1,005	1,168	1,357
Intangible liabilities	416	707	834
Future income tax liability	204	247	600
Liabilities related to discontinued operations(2)	217	217	3
Capital securities — corporate	882	882	1,053
Capital securities — fund subsidiaries	—	711	739
Non-controlling interests — fund subsidiaries	—	212	216
Non-controlling interests — other subsidiaries	68	68	86
Preferred equity — subsidiaries	313	313	382
Shareholders’ equity
Preferred equity — corporate	45	45	45
Common equity	3,382	3,382	3,033

Total	$14,886	$19,457	$20,473

(1)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office Fund

(2)	Includes $199 of commercial property debt and $18 million of other liabilities related to discontinued operations at December 31, 2008 (December 31, 2007 — nil and $3 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.5 billion at December 31, 2008, compared with $12.1 billion at December 31, 2007. In addition to principal amortization payments, the decrease is attributable to the repayment of the debt associated with TD Canada Trust Tower in Toronto as well as the repayment of a portion of our Corporate Term Loan and Corporate Revolver. Additionally, the debt related to RBC Plaza and 33 South Sixth Street in Minneapolis has been reclassified to discontinued operations. These decreases were partially offset by various refinancings outlined below. Commercial property debt at December 31, 2008 had a weighted average interest rate of 5.07% (December 31, 2007 — 6.65%). The decrease is largely attributable to the reduction in LIBOR during 2008 as $3.7 billion of our floating rate debt within the U.S. Office Fund and more than $1.0 billion of floating rate debt outside of the U.S. Office Fund is based on LIBOR. Almost all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.
Select financial ratios are set out in the following table:

	Three-Year	Annual Results
Objective	Average	2008	2007	2006

Debt-to-total-market-capitalization	52%	69%	47%	41%
Non-recourse debt as a percentage of total(1)	94%	94%	94%	94%
Interest expense coverage	2.1x	2.1x	2.0x	2.1x

(1)	Non-recourse to Brookfield Properties
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2008, the average term to maturity of our commercial property debt was six years, compared to our average lease term of approximately seven years.

The tightening of the credit markets has posed a significant challenge to property owners and managers. However, in spite of these conditions, we have had success in refinancing or extending $1.3 billion of commercial property debt during 2008 and, more recently, the renewal of our corporate revolver, allowing for a manageable 2009 debt maturity exposure. We believe completing these financings in this tough credit environment is a validation of our strategy of owning high-quality assets in North America’s top markets. The details are as follows:

						Balance at
(Millions)		Interest Rate %	Maturity Date		Mortgage/Loan	Dec. 31, 2008(1)

First Quarter
2000 L Street	Extended	6.26%	March	2009	$56	$56
Silver Spring Metro Plaza / 2401 Pennsylvania Avenue / 1250 Connecticut Avenue	Financed	LIBOR + 240bps	June	2009	160	158
105 Adelaide	Refinanced	5.32%	February	2013	22	18
Second Quarter
Royal Centre	Refinanced	4.96%	May	2012	120	98
5670 Wilshire	Refinanced	LIBOR + 205bps	May	2013	57	57
Hudson’s Bay Centre	Refinanced	5.20%	May	2013	108	89
75 State Street	Refinanced	LIBOR + 300bps	June	2013	300	294
Canadian Western Bank / 2 Queen Street East / Altius Centre	Financed	5.64%	December	2017	62	52
Third Quarter
22 Front Street	Refinanced	6.24%	October	2020	19	16
Corporate Term Loan	Extended	LIBOR + 250bps	September	2009	104	104
Bethesda Crescent	Extended	7.07%	March	2009	33	32
Fourth Quarter
Petro Canada Centre	Refinanced	BA + 225bps	October	2009	123	122
Two Ballston Plaza	Extended	6.91%	March	2009	25	25
RBC Plaza	Extended	LIBOR + 150bps	June	2009	79	79

Total					$1,268	$1,200

(1)	Net of transaction costs and in US millions
We have $800 million of committed corporate credit facilities consisting of a $500 million revolving credit facility and a $300 million line from Brookfield Asset Management Inc. (“BAM”), our parent company. At December 31, 2008, the balance drawn on these facilities, was $221 million and nil, respectively (balances at December 31, 2007 were $251 million and nil, respectively). At the time of the Trizec acquisition, we obtained a new $600 million term loan facility at a rate of LIBOR + 250 basis points. The outstanding balance at December 31, 2008 on this facility was $104 million (December 31, 2007 — $150 million) and it matures on September 30, 2009.
Subsequent to December 31, 2008, we refinanced our revolving credit facility for $388 million, the terms of which extend to 2011.
As at December 31, 2008, we had approximately $15 million (December 31, 2007 — $15 million) of indebtedness outstanding to BAM and its affiliates, after taking into consideration C$200 million Class AAA Series E capital securities which BAM owns and which are offset against an equivalent amount on deposit with BAM. Interest expense related to this indebtedness totaled nil for the year ended December 31, 2008, compared to $11 million in 2007, including interest on the Class AAA Series E capital securities, and was recorded at the exchange amount.

The details of commercial property debt at December 31, 2008 are as follows:

					Dec. 31, 2008(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details

Direct
RBC Plaza(4)	Minneapolis	2.50	June	2009	$79	$79	Non-recourse, floating rate
Petro-Canada Centre	Calgary	5.01	October	2009	122	122	Non-recourse, floating rate
West 31st Street(5)	New York	1.84	December	2009	105	105	Partial-recourse, floating rate
RBC Plaza(4)	Minneapolis	6.00	December	2009	29	29	Non-recourse, fixed rate
77 K Street(5)	Washington, D.C.	3.17	April	2010	30	30	Non-recourse, floating rate
Bay Adelaide Centre(5)(6)	Toronto	3.53	July	2010	226	226	Non-recourse, floating rate
Bankers Court(5)	Calgary	3.52	October	2010	30	30	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February	2011	225	225	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	28	28	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August	2011	59	59	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	101	101	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November	2011	75	75	Non-recourse, fixed rate
300 Madison Avenue	New York	3.52	April	2012	59	59	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	50	50	Non-recourse, fixed rate
Royal Centre	Vancouver	4.96	May	2012	98	98	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	19	19	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	18	18	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	275	275	Non-recourse, fixed rate
Hudson’s Bay Centre (7)	Toronto	5.20	May	2013	89	89	Non-recourse, fixed rate
75 State Street	Boston	5.50	June	2013	294	294	Partial-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	387	387	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	230	230	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	140	140	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April	2014	161	161	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	September	2014	123	123	Non-recourse, fixed rate
Two World Financial Center	New York	11.02	September	2014	111	111	Non-recourse, floating rate
53 State Street	Boston	5.96	August	2016	279	279	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66	October	2016	53	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	837	837	Non-recourse, fixed rate
West 33rd Street(5)	New York	5.90	April	2018	122	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	16	16	Non-recourse, fixed rate
33 South Sixth Street(4)	Minneapolis	8.72	May	2028	91	91	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	153	153	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	400	Non-recourse, fixed rate

Total Direct		6.08			$5,518	$5,518

U.S. Office Fund
Two Ballston Plaza	Washington, D.C.	6.91	March	2009	$16	$25	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.07	March	2009	20	32	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	6.26	March	2009	35	56	Non-recourse, fixed rate
Silver Spring Metro Plaza(8)	Washington, D.C.	6.00	June	2009	60	97	Non-recourse, floating rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	6.00	June	2009	11	17	Non-recourse, floating rate
1250 Connecticut(8)	Washington, D.C.	6.00	June	2009	27	44	Non-recourse, floating rate
Waterview(5)	Washington, D.C.	2.46	August	2009	3	5	Non-recourse, floating rate
1460 Broadway	New York	5.11	November	2012	—	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	3.48	May	2013	—	57	Non-recourse, floating rate
Four Allen Center	Houston	5.77	October	2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	69	111	Non-recourse, fixed rate
Grace Building	New York	5.54	July	2014	118	191	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	—	109	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	144	232	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	245	397	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	13	21	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.85	May	2011	138	306	Non-recourse, fixed rate
U.S. Fund corporate debt	—	3.70	October	2011	1,204	3,089	Non-recourse, floating rate
U.S. Fund Pool debt	—	1.95	October	2011	267	594	Non-recourse, floating rate

Total U.S. Office Fund		4.40			$2,578	$5,729

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $45 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office Fund

(4)	Commercial property debt of $199 million relates to discontinued operations

(5)	Development debt

(6)	Has two one-year extension options available at maturity. The criteria to extend the first option to 2011 has been met as of December 31, 2008

(7)	Has a two-year extension option to May 2015 which is available to the company provided certain debt service and loan-to-value thresholds are met

(8)	Property debt is cross-collateralized

					Dec. 31, 2008(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details

Canadian Office Fund
Enbridge Tower	Edmonton	6.72	June	2009	$2	$2	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	November	2009	5	5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December	2009	51	51	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June	2012	8	8	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	1	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December	2017	23	23	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December	2017	17	17	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December	2017	12	12	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January	2024	13	13	Non-recourse, fixed rate

Total Canadian Office Fund		6.81			$132	$132

Corporate
Corporate Revolver	—	1.54	June	2009	$221	$221	Recourse, floating rate
Term Facility	—	2.94	September	2009	104	104	Recourse, floating rate

Total Corporate					$325	$325

Total Commercial Property Debt		5.07			$8,553	$11,704

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $45 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office Fund
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total(2)	Dec. 31, 2008

2009	$164	$995	$1,159	3.87%
2010	182	286	468	4.64%
2011(3)	191	4,463	4,654	3.98%
2012	199	182	381	6.24%
2013	61	1,286	1,347	5.93%
2014 and thereafter	669	3,026	3,695	6.14%

Total commercial property debt	$1,466	$10,238	$11,704	5.07%

(1)	Paid through our annual cash flows

(2)	Includes $199 million of commercial property debt related to discontinued operations at December 31, 2008 (December 31, 2007 — nil)

(3)	Corporate mezzanine debt of $3,089 million within the U.S. Office Fund matures in 2011
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$11,704	$1,159	$5,122	$1,728	$3,695
Residential development debt	434	379	55	—	—
Capital securities — corporate	882	—	164	163	555
Capital securities — fund subsidiaries(2)	240	—	—	—	240
Interest expense(3)
Commercial property debt	3,207	653	1,125	556	873
Capital securities — corporate	264	48	88	72	56
Capital securities — fund subsidiaries(2)	135	28	56	51	—
Minimum rental payments — ground leases(4)	2,983	28	54	55	2,846

(1)	Net of transaction costs and includes $199 million of debt associated with discontinued operations

(2)	Excludes redeemable equity interests

(3)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(4)	Represents payments on properties situated on land held under leases or other agreements

Credit Ratings
We are currently rated by two credit rating agencies, Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s Rating Service (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time.
The credit ratings for the company at December 31, 2008 and at the date of this report were as follows:

	DBRS		S&P

Corporate rating	BBB(high	)	BBB
Preferred shares	Pfd-3(high	)	P3(high	)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell the company’s common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in our financial statements except for our investment in Brookfield LePage Johnson Controls and a 23.75% investment in Oakridges, a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 24 to our consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,168 million at December 31, 2008, compared with $1,357 million at December 31, 2007. Accounts payable and accrued liabilities decreased to $525 million from $613 million at December 31, 2007, primarily due to the settlement of an interest rate swap which we entered into during 2007 to hedge the interest rate risk associated with the anticipated issuance of $350 million of fixed rate debt. As a result of the settlement of this swap in the second quarter, accounts payable decreased approximately $33 million. There was also a reduction in our residential payables due to the slowing activity in that business as well as a reduction in our land development debt. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 3.87% at December 31, 2008 (December 31, 2007 — 6.17%).
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2008	Dec. 31, 2007

Accounts payable and accrued liabilities	$525	$613
Straight-line rent payable	70	59
Residential payables and accrued liabilities	139	184
Land development debt	434	501

Total	$1,168	$1,357

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground lease obligations assumed on acquisitions, net of related accumulated amortization.
The components of intangible liabilities are as follows:

(Millions)	Dec. 31, 2008	Dec. 31, 2007

Intangible liabilities
Below-market leases	$996	$971
Above-market ground lease obligations	40	58

	1,036	1,029
Less accumulated depreciation
Below-market leases	(322)	(189)
Above-market ground lease obligations	(7)	(6)

Total net	$707	$834

FUTURE INCOME TAXES
At December 31, 2008, we had a net future income tax liability of $247 million broken out as follows:

(Millions)	2008	2007

Future income tax assets:
Loss carryforwards	$134	$344
Deferred financing costs	6	44

	140	388
Future income tax liabilities:
Properties	314	840
Deferred revenue	41	134
Other	32	14

	387	988

Net future income tax liabilities	$247	$600

Together with our Canadian subsidiaries, we have future income tax assets of $32 million (2007 — $117 million) that relate to non-capital losses which expire over the next 20 years and $73 million (2007 — $106 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have future income tax assets of $29 million (2007 — $121 million) that relate to net operating losses which expire over the next 20 years.
During 2008, our U.S. office properties subsidiary determined that it would elect to be taxed as a real estate investment trust, the impact of which is described in more detail on page 45.
CAPITAL SECURITIES — CORPORATE
Pursuant to CICA Handbook section 3862, “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2008	Dec. 31, 2007(1)

Class AAA Series E	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	6.00%	163	199
Class AAA Series G	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	5.75%	162	199
Class AAA Series I	8,000,000	5.20%	164	199
Class AAA Series J	8,000,000	5.00%	163	198
Class AAA Series K	6,000,000	5.20%	121	149

Total			$882	$1,053

(1)	Net of transaction costs of $6 million and $7 million at December 31, 2008 and December 31, 2007, respectively
For redemption dates, refer to Note 15 of the consolidated financial statements
For details regarding the terms on our capital securities — corporate, refer to our Annual Information Form
CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our U.S. Office Fund are as follows:

(Millions)	Dec. 31, 2008	Dec. 31, 2007

Debt securities	$240	$234
Redeemable equity interests	471	505

Total	$711	$739

Debt securities consist of partner contributions to the U.S. Office Fund by way of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%. Effective April 2007, the U.S. Office Fund has the right to redeem the debenture for cash, an equity interest in a subsidiary of the U.S. Office Fund, or assets with an equivalent fair value. In the event that the U.S. Office Fund elects to redeem the debenture for cash, the redemption amount will not exceed the fair value of the aforementioned equity interest.
Redeemable equity interests include $426 million representing the equity interest in the U.S. Office Fund held by our joint venture partner, The Blackstone Group (“Blackstone”). Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the put or the call closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities — fund subsidiaries) in our financial statements, as we could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $45 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At December 31, 2008, non-controlling interests — fund subsidiaries was $212 million (2007 — $216 million) and represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. Also, our residential subsidiary, Carma Inc., consolidates UCAR Development LLC, a joint venture in which it holds a 50% interest.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Dec. 31, 2008	Dec. 31, 2007

Common shares of BPO Properties(1)	10.8%	$45	$73
Limited partnership units of Brookfield Financial Properties	0.6%	13	13
UCAR joint venture(2)	50.0%	10	—

Total		$68	$86

(1)	Canadian dollar denominated

(2)	New joint venture in 2008
Non-controlling interests in BPO Properties decreased to $45 million at December 31, 2008, from $73 million at December 31, 2007, primarily due to a special dividend paid during 2008 as well as the impact of foreign exchange.
PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $313 million of preferred equity outstanding at December 31, 2008 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interest expense.
The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2008	Dec. 31, 2007

	1,805,489	Series G	70% of bank prime	$37	$45
	3,816,527	Series J	70% of bank prime	78	96
	300	Series K	30-day BA + 0.4%	124	150
	2,847,711	Series M	70% of bank prime	58	71
	800,000	Series N	30-day BA + 0.4%	16	20

Total				$313	$382

During 2008, dividends of $13 million were paid on preferred shares issued by BPO Properties, compared with $17 million in 2007.

PREFERRED EQUITY — CORPORATE
At December 31, 2008 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2008	Dec. 31, 2007

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form
During 2008, we paid preferred dividends of $3 million, consistent with preferred dividends paid in 2007.
COMMON EQUITY
As at December 31, 2008, we had 391,118,440 issued and outstanding common shares. On a diluted basis, we had 400,836,656 common shares outstanding, calculated as follows:

	Dec. 31, 2008	Dec. 31, 2007

Common shares outstanding	391,118,440	392,805,608
Unexercised options	9,718,216	8,256,994

Common shares outstanding — diluted(1)	400,836,656	401,062,602

Common shares repurchased	2,268,600	4,513,720

(1)	Includes all potential common shares at December 31, 2008 and December 31, 2007
In 2008, we repurchased 2,268,600 shares at an average price of $17.65 per share. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.
At December 31, 2008, the book value of our common equity was $3.4 billion, compared with a market equity capitalization of approximately $3.0 billion, calculated as total common shares outstanding multiplied by $7.73, the closing price per common share on the New York Stock Exchange on December 31, 2008.
Our book value per share is calculated as follows:

(Millions, except per share information)	Dec. 31, 2008	Dec. 31, 2007

Shareholders’ equity	$3,427	$3,078
Less: preferred equity	(45)	(45)

	3,382	3,033
Add: option proceeds(1)	144	113

Fully diluted common shareholders’ equity	3,526	3,146
Fully diluted common shares outstanding	400.8	401.1

Book value per share	$8.80	$7.84

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
Like most commercial real estate companies within our peer group, our share price traded down materially in the latter part of 2008. Compounding a decline in 2008 across most major indices, commercial real estate was hit particularly hard as a result of perceived pressures on balance sheet liquidity from financing risk. In addition, companies with tenant exposure concentrated in financial service focused markets, like New York, experienced additional share price pressure. As a result of this, at December 31, 2008 our book value per share of $8.80 exceeded our market value per share. In assessing whether current trading prices of our shares, or the general economic environment, was indicative of carrying value not being recoverable, a detailed impairment analysis was prepared for each of our properties and inventory. The analysis confirmed that the carrying value of our assets is supported by the cashflows expected to be generated through their operation. We did, however, recognize an impairment loss of $140 million, net of tax, in connection with the write-down of our Minneapolis portfolio as a result of the reclassification to discontinued operations and the estimated net proceeds that may be realized on the sale in the next 12 months.

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:
•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:
•	discretionary capital expenditures;

•	repurchase of our stock; and

•	property acquisitions.
We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue along with proceeds from financing activities will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in these factors may adversely affect our net cashflows.
Our principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	establishment of new funds;

•	proceeds from sales of assets; and

•	our credit facilities and refinancing opportunities.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.
Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.
Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.
The sustainability of our capital strategy has been demonstrated by the $1.3 billion in debt financings completed in 2008, with which new proceeds were used to refinance existing obligations.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.
At December 31, 2008, we had approximately $736 million of liquidity consisting of $157 million of cash and $579 million of undrawn capacity on our credit facilities. Subsequent to year-end this was reduced to $579 million as a result of the extension of the maturity of our corporate bank credit facility to June of 2011 which results in the reduction of the committed amount to $388 million.
Utilization of Cash Resources
The following table illustrates the utilization of cashflow generated by our operating activities, and our financing and investing initiatives:

(Millions)	2008	2007	Total

Operating
Increase in land and housing inventory and related working capital	$(148)	$(355)	$(503)
Net increase in cash from other operating activities	607	342	949

	459	(13)	446

Financing
Commercial and corporate borrowings, net of repayments	(165)	375	210
Land development borrowings, net of repayments	12	219	231
Other acquisition financing arranged	—	130	130
Capital securities arranged — fund subsidiaries	34	—	34
Distributions to non-controlling interests	(36)	(19)	(55)
Net issuance (repurchase) of common shares	(35)	(100)	(135)
Preferred share dividends	(3)	(3)	(6)
Common share dividends	(220)	(216)	(436)

	(413)	386	(27)

Investing
Loans receivable and other	35	40	75
Loans receivable — affiliate	—	(200)	(200)
Acquisitions of real estate, net	(16)	(307)	(323)
Dispositions of real estate, net	420	224	644
Development and redevelopment investments	(394)	(313)	(707)
Commercial property tenant improvements	(106)	(107)	(213)
Restricted cash and deposits	35	365	400
Capital expenditures	(77)	(49)	(126)

	(103)	(347)	(450)

(Decrease) increase in cash	$(57)	$26	$(31)

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs, and to fund distributions on shares. Cashflow from commercial operating activities is dependent upon occupancy levels of properties owned, rental rates achieved and timing of the collection of receivables and payment of payables.
For the year ended December 31, 2008, operating cashflow exceeded common share dividends paid by $239 million. For the year ended December 31, 2007, common share dividends paid exceeded net cash provided from operating activities, primarily due to the continued expansion of our investment in residential development land and housing inventory which utilized approximately $355 million of operating cashflow and was funded largely through land development borrowings. Excluding this, operating cashflow exceeded dividends paid by $126 million.
Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.
As at December 31, 2008, our weighted average cost of capital, assuming a 12% return on equity, was 5.30% (2007 — 7.19%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio. The decrease over the prior year is due to a decrease in our market capitalization.

The following schedule details the capitalization of the company at the end of 2008 and 2007 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007

Liabilities
Commercial property debt	5.07%	6.65%	$11,704	$12,125
Residential debt	3.87%	6.17%	434	501
Capital securities — corporate	5.42%	5.42%	882	1,053
Capital securities — fund subsidiaries(3)	10.00%	10.00%	711	739
Non-controlling interests — fund subsidiaries(3)	10.00%	10.00%	212	216
Non-controlling interests — other subsidiaries(4)	12.00%	12.00%	68	86
Preferred equity — subsidiaries	4.19%	4.40%	313	382
Shareholders’ equity
Preferred equity — corporate	3.68%	5.01%	45	45
Common equity(5)	12.00%	12.00%	3,023	7,562

Total(6)	5.30%	7.19%	$17,392	$22,709

(1)	As a percentage of average book value

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	Assuming 12% return on co-invested capital

(5)	Determined on a market value basis

(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

OPERATING RESULTS
NET INCOME
Our net income for the year ended December 31, 2008 was $700 million ($1.77 per diluted share) compared to $240 million ($0.59 per diluted share) in 2007. The net increase in net income is largely a result of:
•	a $498 million decrease ($1.27 per diluted share) in future income tax expense related to a gain of $479 million recognized as a result of the conversion of our legacy U.S. operations to a real estate investment trust (“REIT”);

•	$68 million of growth ($0.17 per diluted share) from commercial property operating income, primarily as a result of the acquisition of the remaining interest in 53 and 75 State Street in Boston in the fourth quarter of 2007 as well as the reclassification of Four Allen Center in Houston to an operating property in 2008, inclusive of an offsetting $13 million ($0.03 per diluted share) of costs incurred in the third quarter of 2008 as a result of damage to our Houston properties from Hurricane Ike;

•	a decrease in interest expense of $36 million ($0.09 per diluted share) as a result of reduced LIBOR rates on our floating rate debt as well as the impact of various refinancings completed throughout 2008;

•	no transaction costs in the current year as compared to 2007, which had transaction costs of $44 million associated with the defeasance of debt on One Liberty Plaza in New York, in addition to costs related to the Trizec merger and integration;

•	a $24 million foreign exchange gain ($0.06 per diluted share) resulting from the reduction of our net investment in BPO Properties, a self-sustaining subsidiary in our Canadian operations, on account of a special dividend paid;

•	an increase of $8 million ($0.02 per diluted share) in interest and other income primarily due to $7 million of income related to an asbestos settlement in our favor associated with One Liberty Plaza in New York, which was received in the second quarter of 2008, offset by:
•	a decrease in discontinued operations of $96 million ($0.24 per diluted share) primarily due to an impairment loss recognized on our Minneapolis properties, offset by the gain on the sale of TD Canada Trust Tower in Toronto;

•	a decrease in residential operations of $93 million ($0.24 per diluted share) mainly due to decreased land sales and home closings as a result of the slowing economy and an oversupply of homes in the Alberta market;

•	a reduction of $10 million ($0.03 per diluted share) in losses absorbed by co-investors in the U.S. Office Fund; and

•	an increase in depreciation and amortization expense of $26 million ($0.07 per diluted share) related to the acquisition of the remaining interest in 53 and 75 State Street in Boston in the fourth quarter of 2007, as well as the reclassification of Four Allen Center in Houston to operating in 2008.

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions)	2008	2007	2006

Total revenue	$2,805	$2,842	$1,823

Net operating income
Commercial property operations
Operating income from commercial properties	1,328	1,256	795
Lease termination, non-recurring fee and other income	—	4	5

Total commercial property operations	1,328	1,260	800
Residential development operations	144	237	144
Interest and other income	52	44	44

	1,524	1,541	988
Expenses
Interest
Commercial property debt	637	673	408
Capital securities — corporate	57	61	53
Capital securities — fund subsidiaries	(70)	(27)	(12)
General and administrative	103	103	67
Non-controlling interests
Fund subsidiaries	(22)	(75)	(21)
Other subsidiaries	20	23	19
Depreciation and amortization	545	519	257
Future income taxes	(429)	69	92
Other	(24)	44	15

Net income from continuing operations	707	151	110
Discontinued operations (1)	(7)	89	25

Net income	$700	$240	$135

Net income per share — diluted
Continuing operations	$1.79	$0.36	$0.30
Discontinued operations	(0.02)	0.24	0.07

	$1.77	$0.60	$0.37

Funds from operations per share — diluted
Continuing operations	$1.55	$1.50	$1.18
Discontinued operations	0.04	0.07	0.07

	$1.59	$1.57	$1.25

(1)	Refer to page 46 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as REITs, as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2008	2007	2006

Net income	$700	$240	$135
Preferred share dividends	(3)	(3)	(3)

Net income available to common shareholders	$697	$237	$132

Weighted average shares outstanding — basic	392.3	395.9	348.6
Net income per share — basic	$1.77	$0.60	$0.38

Weighted average shares outstanding — diluted	393.2	399.2	353.0
Net income per share — diluted	$1.77	$0.59	$0.37

Weighted average shares outstanding — basic	392.3	395.9	348.6
Unexercised options	0.9	3.3	4.4

Weighted average shares outstanding — diluted	$393.2	$399.2	$353.0

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions)	2008	2007	2006

Net income	$700	$240	$135
Add (deduct) non-cash and certain non-recurring items:
Depreciation and amortization	545	519	257
Income taxes	(429)	69	92
Discontinued operations(1)	23	(62)	—
Non-controlling interests in above items(2)	(189)	(181)	(56)
Other(3)	(24)	44	15

Funds from operations	$626	$629	$443

(1)	Represents depreciation and amortization, income taxes and dispositions related to discontinued operations

(2)	Includes non-cash component of capital securities — fund subsidiaries of $93 million (2007 — $82 million)

(3)	Represents a foreign exchange gain in the current year of $24 million and transaction costs in 2007 ($44 million) and 2006 ($15 million)
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

(Millions, except per share amounts)	2008	2007	2006

Funds from operations	$626	$629	$443
Preferred share dividends	(3)	(3)	(3)

	623	626	440

Funds from operations per share — diluted	$1.59	$1.57	$1.25

REVENUE
The components of revenue are as follows:

(Millions)	2008	2007	2006

Commercial property revenue
Revenue from continuing operations	$2,205	$2,054	$1,285
Recurring fee income	43	40	29
Lease termination, non-recurring fee and other income	—	4	5

Total commercial property revenue	2,248	2,098	1,319
Revenue from residential development operations	505	700	460

Revenue from commercial property and residential development operations	2,753	2,798	1,779
Interest and other	52	44	44

Total	$2,805	$2,842	$1,823

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $1,328 million in 2008 compared with $1,260 million in 2007 and $800 million in 2006.
The components of commercial property net operating income from continuing operations are as follows:

(Millions)	2008	2007	2006

Commercial property revenue
Revenue from current properties	$2,031	$1,870	$1,225
Straight-line rental income	35	47	17
Intangible lease amortization	139	137	43

Revenue from continuing operations	2,205	2,054	1,285
Recurring fee income	43	40	29
Lease termination, non-recurring fee and other income	—	4	5

Total commercial property revenue	2,248	2,098	1,319
Property operating costs	(920)	(838)	(519)

Commercial property net operating income	$1,328	$1,260	$800

Our Direct net operating income as well as our net operating income from our funds for the years ended 2008, 2007 and 2006 is as follows:

(Millions)	2008	2007	2006

Direct
Same property	$669	$642	$606
Properties acquired since December 31, 2007	38	—	—
Recurring fee income	33	28	21

	740	670	627
U.S. Office Fund
Same property	526	543	135
Properties reclassified from redevelopment since December 31, 2007	17	—	—
Recurring fee income	2	3	—

	545	546	135
Canadian Office Fund
Same property	35	35	31
Recurring fee income	8	9	7

	43	44	38

Total commercial property net operating income	$1,328	$1,260	$800

The components of commercial property net operating income from discontinued operations are as follows:

(Millions)	2008	2007	2006

Discontinued operations
Revenue	$76	$108	$113
Property operating expenses	(41)	(55)	(69)

Net operating income from discontinued operations	$35	$53	$44

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business. However, considering the severity of the current global economic slowdown, we are at risk that companies succumbing to financial pressures, may no longer have a need for all of their space leading to increased supply. To date, our results have not been materially impacted by tenant bankruptcies or by the softening market conditions. In addition, we were successful in 2008 in significantly reducing our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across our portfolio which will continue to add stability to our results going forward.
Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income and lease termination and other income. Revenue from commercial properties totaled $2,248 million during the year ended December 31, 2008, compared with $2,098 million during the same period in 2007. The increase is primarily a result of additional income from our Boston properties due to the purchase of the remaining interest in 53 and 75 State Street in the fourth quarter of 2007 as well as income from Four Allen Center in Houston, which became operational during the first quarter of 2008.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2008, we recognized $35 million of straight-line rental revenue, as compared to $47 million during the same period in 2007.
Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $920 million during the year ended December 31, 2008, as compared to $838 million during the same period in 2007. In 2008 we incurred additional costs on the remaining interests in our Boston properties at 53 and 75 State Street, which were acquired in December 2007, as well as costs associated with Four Allen Center in Houston, which became operational during the first quarter of 2008. The additional operations of these properties accounted for approximately $56 million of the increase over 2007. Additionally, we incurred $13 million of costs related to damage to our Houston properties in the third quarter of 2008 caused by Hurricane Ike. While we insure our buildings at standard commercial terms, the damage to our properties from Hurricane Ike was less than our deductible for a named wind storm. Offsetting these increases is the sale of TD Canada Trust Tower in Toronto, which took place in the third quarter of 2008.

Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During 2008, occupancy decreased slightly due some lease expiries and lease terminations offset by lease-ups in New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Minneapolis as compared to the same period in 2007. At December 31, 2008, average in-place net rent throughout the portfolio was $22.72 per square foot compared with $23.63 per square foot at December 31, 2007.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2008:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	6,527	10.7	$37.34	$68
Downtown	13,719	7.9	26.76	37
Boston, Massachusetts	1,990	5.8	30.02	30
Washington, D.C.	5,619	6.5	25.15	35
Houston, Texas	8,280	6.7	12.73	24
Los Angeles, California	8,624	5.2	20.90	25
Toronto, Ontario	7,617	6.2	20.53	22
Calgary, Alberta	5,681	9.2	23.67	33
Ottawa, Ontario	1,750	5.1	14.87	18
Denver, Colorado	1,324	6.5	17.31	22
Minneapolis, Minnesota	2,530	5.7	9.85	15
Other	1,253	7.5	11.72	22

Total(1)	64,914	6.9	$22.72	$32

(1)	Excludes developments
Our total portfolio occupancy rate decreased by 70 basis points to 94.9% at December 31, 2008 compared with 95.6% at December 31, 2007 primarily due to lease expiries offset by lease renewals.
A summary of our occupancy levels for the past two years is as follows:

	Dec. 31, 2008		Dec. 31, 2007
	Leasable	%	Leasable	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	6,527	90.4	6,298	95.0
Downtown	13,719	99.0	12,901	99.2
Total New York, New York	20,246	96.2	19,199	97.8
Boston, Massachusetts	1,990	94.3	1,887	96.5
Washington, D.C.	5,619	93.3	5,532	92.5
Houston, Texas	8,280	94.9	7,012	95.1
Los Angeles, California	8,624	85.9	8,533	87.5
Toronto, Ontario	7,617	97.8	8,824	97.9
Calgary, Alberta	5,681	99.9	5,681	99.8
Ottawa, Ontario	1,750	99.5	1,750	99.3
Denver, Colorado	1,324	97.7	1,292	97.5
Minneapolis, Minnesota	2,530	92.6	2,487	92.4
Other	1,253	98.3	1,400	94.9

Total(1)	64,914	94.9	63,597	95.6

(1)	Excludes developments
During 2008, we leased 7.1 million square feet of space at an average leasing net rent of $26.16 per square foot. This included 3.0 million square feet of new leases and 4.1 million square feet of renewals. Expiring net rent for the portfolio averaged $18.50 per square foot.

The details of our leasing activity for 2008 are as follows:

	Dec. 31, 2007		Activities During the Year Ended December 31, 2008						Dec. 31, 2008
				Average		Year One	Average
				Expiring		Leasing	Leasing	Acq./
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,3)	Sq. Ft.(1)	Sq. Ft.(1)

New York, New York
Midtown	6,527	6,214	(555)	$33.59	241	$78.06	$80.58	—	6,527	5,900
Downtown	13,719	13,638	(302)	25.85	242	30.08	32.61	—	13,719	13,578
Boston, Massachusetts	1,990	1,921	(130)	33.05	86	38.37	40.01	—	1,990	1,877
Washington, D.C.	5,619	5,179	(622)	21.86	683	26.71	27.77	—	5,619	5,240
Houston, Texas	7,013	6,665	(1,370)	11.97	1,293	15.56	16.07	1,267	8,280	7,855
Los Angeles, California	8,624	7,536	(1,187)	18.83	1,058	23.36	26.43	—	8,624	7,407
Toronto, Ontario	8,824	8,637	(856)	19.80	872	24.78	25.41	(1,200)	7,617	7,453
Calgary, Alberta	5,681	5,667	(2,190)	17.03	2,197	25.49	26.97	—	5,681	5,674
Ottawa, Ontario	1,750	1,739	(75)	12.18	78	17.14	17.24	—	1,750	1,742
Denver, Colorado	1,324	1,291	(26)	17.05	28	22.36	23.01	—	1,324	1,293
Minneapolis, Minnesota	2,530	2,345	(227)	5.95	224	7.41	8.43	—	2,530	2,342
Other	1,402	1,329	(97)	10.02	100	20.59	21.14	(100)	1,253	1,232

Total(1)	65,003	62,161	(7,637)	$18.50	7,102	$24.74	$26.16	(33)	64,914	61,593

(1)	Excludes developments

(2)	Restated for remeasurements performed during the first quarter of 2008

(3)	Reclassified 1,267,000 square feet from development properties to commercial properties in connection with Four Allen Center in Houston
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate gains and a potential source of capital available to reinvest in other assets at higher returns. The acquisitions of the remaining interest in our Boston properties at 53 and 75 State Street and the reclassification of Four Allen Center in Houston to operational provided $55 million to net operating income for the year ended December 31, 2008.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 29 years and manages in excess of 55,000 units in over 280 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services from 2007.
The details of our fee income are as follows:

(Millions)	2008	2007	2006

Property management, leasing, project management and other fees	$20	$20	$13
Brookfield Residential Services Ltd. fees	20	17	13
Brookfield LePage Johnson Controls	3	3	3

Total	$43	$40	$29

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.
Our residential development operations contributed $144 million of net operating income during the year ended December 31, 2008, as compared to $237 million during the same period in 2007. The decrease is due mainly to decreased land sales and home closings caused by a slowing economy and an oversupply of homes in the Alberta market. Although there has been minimal impact to date on lot prices, housing sales prices were reduced in 2008 relative to 2007 bringing margins on home sales closer to historical levels.
The components of residential development net operating income are as follows:

(Millions)	2008	2007	2006

Sales revenue	$505	$700	$460
Operating costs	(361)	(463)	(316)

Total	$144	$237	$144

Lot sales for the past three years and the related revenue earned are as follows:

	Lot Sales			Lot Sales Revenue			Average Lot Sales Revenue
	(Units/Acres)			(Millions)			(Thousands)
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Single Family (Lots)
Alberta	1,173	1,711	2,231	$192	$257	$244	$157	$152	$110
Ontario	124	152	—	14	18	—	116	117	—
Colorado	98	123	96	12	13	6	118	107	63
Texas	—	102	55	—	4	2	—	43	36
Missouri	4	1	64	—	—	2	72	100	31

Total Single Family (Lots)	1,399	2,089	2,446	218	292	254

Total Single Family (Acre Equivalent)(1)	214	345	384
Multi-Family, Commercial and Industrial (Acres)
Alberta	47	85	63	45	112	33	209	192	131
Ontario	295	—	—	19	—	—	64	—	—

Total Land Sales Revenue				$282	$404	$287

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region
Home sales for the past three years and the related revenue earned are as follows:

	Home Sales			Home Sales Revenue			Average Home Sales Revenue
	(Units/Acres)			(Millions)			(Thousands)
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Single Family
Alberta	245	441	341	$77	$124	$64	$313	$279	$187
Ontario	305	248	280	88	73	73	290	296	281

	550	689	621	165	197	137

Multi-Family
Alberta	195	332	197	58	92	36	297	277	184
Ontario	—	29	—	—	7	—	—	247	224

Total	745	1,050	818	$223	$296	$173

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $361 million in 2008 from $463 million in 2007. These costs decreased as a result of lower sales volume, declines in construction costs related to our home building operations as well as the foreign exchange due to the decline in the Canadian dollar.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income was $52 million during the year ended December 31, 2008, compared to $44 million during the year ended December 31, 2007. The 2008 results include $7 million of income related to an asbestos settlement in our favor associated with One Liberty Plaza.

INTEREST EXPENSE

Commercial property debt
Interest expense relating to commercial property debt decreased to $637 million in 2008 from $673 million during 2007. This decrease is largely attributable to the benefit of lower LIBOR rates throughout 2008. Average LIBOR during 2008 was approximately 2.0% as compared to approximately 4.2% during 2007. Offsetting these decreases is additional interest on 53 and 75 State Street in Boston as a result of the purchase of the remaining interest during the fourth quarter of 2007 as well as interest on various financings and refinancings done throughout the year.
Capital securities — corporate
Interest expense on capital securities — corporate relates to preferred share dividends reclassified to interest expense. This amount decreased to $57 million in 2008 from $61 million in 2007 due to foreign exchange fluctuations as well as the cessation of interest expense on the Class AAA Series E shares that were offset with a deposit to BAM, our parent company, in the third quarter of 2007.
Capital securities — fund subsidiaries
Interest expense on capital securities — fund subsidiaries represents expenses related to the following interests in the U.S. Office Fund:

(Millions)	2008	2007	2006

Interest on debt securities	$(13)	$26	$7
Interest on redeemable equity interests	36	29	4

	23	55	11
Non-cash component(1)	(93)	(82)	(23)

Total	$(70)	$(27)	$(12)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
In 2008, interest on debt securities includes a gain of $38 million representing the effect of a change in the estimated cash flows to settle the obligation.
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the year ended 2008 remained consistent at $103 million from 2007. Included in general and administrative expenses is a foreign exchange gain related to the monetary asset position we carry on our Canadian denominated assets. The gain for 2008 was $15 million (2007 — $1 million), although this gain is partially offset by the impact of a stronger Canadian dollar on the translation of general and administrative expenses associated with our Canadian operations. The prior year included a gain of approximately $3 million associated with the change in our share price, as our Deferred Share Unit Plan was not hedged for part of 2007. Also included in general and administrative expenses is $17 million (2007 — $16 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.
NON-CONTROLLING INTERESTS

Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

(Millions)	2008	2007	2006

Non-controlling interests	$74	$62	$1
Non-cash component(1)	(96)	(111)	(22)

Total non-controlling interests — fund subsidiaries	$(22)	$(49)	$(21)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Non-controlling interests — fund subsidiaries consists of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2008	2007	2006

Non-controlling interests — fund subsidiaries — continuing operations	$(22)	$(75)	$(21)
Non-controlling interests — fund subsidiaries — discontinued operations	—	26	—

Total non-controlling interests — fund subsidiaries	$(22)	$(49)	$(21)

Other subsidiaries
Non-controlling interests — other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties.
For the year ended December 31, 2008, dividends paid on shares issued by our subsidiaries decreased to $13 million from $15 million in 2007. Non-controlling interests in subsidiary earnings was $7 million in 2008 compared with $15 million in 2007.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

(Millions)	Type	2008	2007	2006

BPO Properties	Redeemable preferred shares(1)	$13	$15	$14
BPO Properties	Participating interests	7	14	6
Brookfield Financial Properties	Participating interests	—	1	1

Total		$20	$30	$21

(1)	Non-participating
Non-controlling interests — other subsidiaries consists of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2008	2007	2006

Non-controlling interests — other subsidiaries — continuing operations	$20	$23	$19
Non-controlling interests — other subsidiaries — discontinued operations	—	7	2

Total non-controlling interests — other subsidiaries	$20	$30	$21

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the year ended December 31, 2008 increased by $26 million to $545 million from $519 million in 2007. The majority of this increase was due to the acquisition of the remaining interest in our Boston properties at 53 and 75 State Street in the fourth quarter of 2007, the reclassification of Four Allen Center in Houston to operational during the first quarter of 2008, as well as a write down of some intangible assets associated with tenant relationships that were not renewed offset by the sale of TD Canada Trust Tower in Toronto.
FUTURE INCOME TAXES
In December 2008, our wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a REIT pursuant to the Internal Revenue Code section 856. The REIT election will be effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. We believe that BPI substantially met the qualifications for REIT status as of December 31, 2008 and we intend for it to satisfy all such qualifications in the future.
We believe that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years. Accordingly, BPI revalued all of its existing future tax assets and liabilities to the rate expected to apply when the underlying temporary differences reverse, resulting in the recognition of a net benefit of $479 million in our income statement at December 31, 2008.
Income earned in our Canadian and U.S. operations conducted outside of the REIT structures, as well as distributions from the REIT structures, are subject to corporate tax. The company’s tax loss pools are available to reduce cash tax obligations.
OTHER
In the current year, we realized a $24 million foreign exchange gain resulting from a reduction of the net investment in one of our self-sustaining Canadian subsidiaries as a result of a special dividend paid in the year.
The prior year included $44 million of transaction costs; $27 million of costs associated with the defeasance of debt at One Liberty Plaza in New York, $13 million of merger integration costs and employee transition costs resulting from the Trizec merger and $4 million of transaction costs related to a financing plan that we elected not to implement.

DISCONTINUED OPERATIONS
At December 31, 2008, the four properties that comprise our Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II were classified as discontinued operations as we intend to exit this market in the next 12 months through sale of the properties; RBC Plaza has been classified as discontinued since the beginning of 2008. As a result of this classification, the assets were measured at fair value, based on a discounted cashflow valuation, less costs to sell, resulting in the recognition of an impairment loss on these properties of $140 million, net of taxes of $7 million.
During the third quarter of 2008, we sold our 50% interest in TD Canada Trust Tower in Toronto. As a result of this sale, we recognized a gain of $164 million in the third quarter. During the second quarter of 2008, we sold our 25% interest in Acres House in Niagara Falls. As a result of this sale, we recognized a net gain of nil in the second quarter.
During the fourth quarter of 2007, we sold our 25% interest in Gulf Canada Square and recognized a gain of approximately $27 million. During the third quarter of 2007, we sold our 25% interest in both 2 and 40 St. Clair Avenue West in Toronto, properties which were acquired with the O&Y portfolio, and recognized a gain of approximately $6 million. During the second quarter of 2007, we sold a portion of our Waterview development site in Washington, D.C., which was acquired in 2006 as part of the Trizec portfolio. In addition, we sold our 25% interest in 18 King Street in Toronto. As a result of these sales, we recognized a gain of $62 million in the second quarter of 2007. During the first quarter of 2007, we sold our 50% interest in Atrium on Bay in Toronto as well as our 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, we recognized a gain of $47 million.
The following table summarizes the income from discontinued operations:

(Millions)	2008	2007	2006

Revenue	$76	$108	$113
Operating expenses	(41)	(55)	(69)

	35	53	44
Interest expense	(19)	(26)	(19)

Funds from operations	16	27	25
Depreciation and amortization	(10)	(15)	(27)

Income from discontinued operations before gains, non-controlling interests and taxes	6	12	(2)
Gain on sale of commercial properties	164	144	44
Impairment loss	(147)	—	—
Non-controlling interests	—	(33)	(2)
Future income taxes	(30)	(34)	(15)

Income from discontinued operations	$(7)	$89	$25

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 81% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of the segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Assets
Commercial properties	$13,147	$13,498	$1,754	$2,391	$—	$—	$14,901	$15,889
Development properties	624	676	601	496	1,196	1,228	2,421	2,400
Receivables and other	562	569	132	195	241	292	935	1,056
Intangible assets	612	719	25	40	—	—	637	759
Restricted cash and deposits	112	146	2	2	2	3	116	151
Cash and cash equivalents	97	134	59	74	1	6	157	214
Assets related to discontinued operations	290	—	—	4	—	—	290	4

Total	$15,444	$15,742	$2,573	$3,202	$1,440	$1,529	$19,457	$20,473

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	$1,809	$1,684	$439	$414	$505	$700	$2,753	$2,798
Expenses	737	667	183	171	361	463	1,281	1,301

	1,072	1,017	256	243	144	237	1,472	1,497
Interest and other income	21	18	20	14	11	12	52	44

Net operating income from continuing operations	1,093	1,035	276	257	155	249	1,524	1,541
Interest expense
Commercial property debt	589	639	48	34	—	—	637	673
Capital securities — corporate	9	9	48	52	—	—	57	61
Capital securities — fund subsidiaries	(70)	(27)	—	—	—	—	(70)	(27)
General and administrative	57	58	46	45	—	—	103	103
Transaction costs	—	40	—	4	—	—	—	44
Non-controlling interests
Fund subsidiaries	(22)	(75)	—	—	—	—	(22)	(75)
Other subsidiaries	—	1	20	22	—	—	20	23
Depreciation and amortization	476	458	69	61	—	—	545	519

Income before unallocated costs	54	(68)	45	39	155	249	254	220
Future income taxes							(429)	69
Other							(24)	—

Net income from continuing operations							707	151
Discontinued operations	(129)	21	122	68	—	—	(7)	89

Net income							$700	$240

QUARTERLY RESULTS

The 2008 and 2007 results by quarter are as follows:

	2008				2007
(Millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1(1)

Total Revenue	$723	$715	$716	$651	$830	$687	$705	$620

Net operating income
Commercial property operations	322	325	341	340	318	321	317	304
Residential development operations	46	45	35	18	80	43	72	42
Interest and other	12	14	16	10	12	13	10	9

	380	384	392	368	410	377	399	355

Expenses
Interest
Commercial property debt	163	161	151	162	168	171	167	167
Capital securities — corporate	12	15	15	15	15	15	16	15
Capital securities — fund subsidiaries	(53)	(5)	(4)	(8)	(5)	(8)	(5)	(9)
General and administrative	19	25	30	29	27	23	24	29
Non-controlling interests
Fund subsidiaries	(7)	(10)	(3)	(2)	(22)	(12)	(31)	(10)
Other subsidiaries	4	4	6	6	7	6	6	4
Depreciation and amortization	148	128	134	135	134	132	132	121
Future income taxes	(479)	20	21	9	4	19	28	18
Other	(24)	—	—	—	2	35	3	4

Net income from continuing operations	$597	$46	$42	$22	$80	$(4)	$59	$16
Discontinued operations(2)	(139)	128	3	1	25	7	20	37

Net income	$458	$174	$45	$23	$105	$3	$79	$53

Net income per share — basic
Continuing operations	$1.50	$0.12	$0.11	$0.06	$0.20	$(0.02)	$0.16	$0.04
Discontinued operations(2)	(0.34)	0.32	—	—	0.07	0.02	0.04	0.09

	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.20	$0.13

Net income per share — diluted
Continuing operations	$1.50	$0.12	$0.11	$0.06	$0.20	$(0.02)	$0.15	$0.04
Discontinued operations(2)	(0.34)	0.32	—	—	0.07	0.02	0.04	0.09

	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.19	$0.13

Funds from operations per share — diluted
Continuing operations	$0.48	$0.37	$0.39	$0.31	$0.45	$0.34	$0.41	$0.30
Discontinued operations(2)	0.01	0.01	0.01	0.01	0.02	0.02	0.01	0.02

	$0.49	$0.38	$0.40	$0.32	$0.47	$0.36	$0.42	$0.32

(1)	Per share amounts restated to include the effect of the three-for-two common stock split effective May 4, 2007

(2)	All quarters presented are net of non-controlling interests
Commercial property operations in the fourth quarter of 2008 increased over the previous quarter due to an increase in commercial property revenue throughout the quarter, offset by foreign exchange fluctuations.
Residential development income increased in the fourth quarter of 2008 compared with previous quarters in 2008 largely due to two large parcel land sales. In Canada, we typically service lots in April through October, which leads to more sales in May through December. New inventory is not usually created during the first quarter of each year, so our fourth quarter sales could be higher when builders need inventory to provide supply over the first quarter months.
Interest expense decreased in the fourth quarter of 2008 as a result of a drop in LIBOR rates during the quarter, which has a significant impact on our floating rate debt. General and administrative expenses decreased in the fourth quarter of 2008 primarily due to a foreign exchange gain recognized related to our Canadian denominated net monetary asset position. The Canadian dollar weakened significantly in the fourth quarter of 2008. The fourth quarter also includes a foreign exchange gain of $24 million related to the reduction in our net investment in BPO Properties, a self-sustaining subsidiary in our Canadian operations, on account of a special dividend paid. Non-controlling interests expense remained relatively consistent with prior quarters. Depreciation and amortization in the fourth quarter increased due to the write-down of intangible assets related to tenant relationships that no longer had value. Future income taxes in the fourth quarter of 2008 include a gain of $479 million related to the conversion of our legacy U.S. operations to a REIT. Net income increased in the fourth quarter of 2008 compared to the fourth quarter of 2007 principally due to the REIT conversion that took place in the fourth quarter as well as decreases in the expenses discussed above offset by a decline in our residential operations.

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested a U.S. Office Fund. This Fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, Blackstone, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 58 commercial properties totaling 31 million square feet and six development and redevelopment sites totaling four million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
The Grace Building	1	94.5	1,537	20	1,557	—	1,557	49.9	777	(426)	351
One New York Plaza	1	99.0	2,554	31	2,585	—	2,585	100	2,585	(1,416)	1,169
Newport Tower	1	96.2	1,059	41	1,100	—	1,100	100	1,100	(603)	497
1065 Avenue of the Americas	1	66.3	642	40	682	—	682	99	675	(370)	305
1411 Broadway	1	80.5	1,149	38	1,187	36	1,223	49.9	610	(334)	276
1460 Broadway	1	100.0	211	9	220	—	220	49.9	110	(60)	50

	6	91.6	7,152	179	7,331	36	7,367		5,857	(3,209)	2,648
Washington, DC
1200 K Street	1	97.6	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	—	128	—	128	16	144	100	144	(79)	65
1250 Connecticut Avenue	1	98.5	163	21	184	26	210	100	210	(115)	95
1400 K Street	1	100.0	178	12	190	34	224	100	224	(123)	101
2000 L Street	1	90.5	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.9	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Spring Metro Plaza	3	94.0	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(122)	101
Victor Building	1	73.1	302	45	347	—	347	49.9	173	(95)	78
1550 & 1560 Wilson Blvd	2	87.1	248	35	283	76	359	100	359	(197)	162

	22	90.2	3,526	364	3,890	399	4,289		4,110	(2,252)	1,858
Houston
Allen Center
One Allen Center	1	99.0	914	79	993	—	993	100	993	(544)	449
Two Allen Center	1	98.8	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	94.4	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Four Allen Center	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(697)	570
Cullen Center
Continental Center I	1	97.2	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	83.8	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	83.4	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	97.5	351	39	390	44	434	100	434	(237)	197

	8	94.9	7,115	321	7,436	790	8,226		7,575	(4,152)	3,423
Los Angeles
601 Figueroa	1	75.3	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	96.0	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	84.0	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	94.4	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	94.7	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	75.8	409	19	428	—	428	100	428	(234)	194
6060 Center Drive	1	85.7	253	15	268	113	381	100	381	(209)	172
6080 Center Drive	1	96.0	316	—	316	163	479	100	479	(263)	216
6100 Center Drive	1	97.0	294	—	294	168	462	100	462	(253)	209
701 B Street	1	86.4	512	37	549	—	549	100	549	(301)	248
707 Broadway	1	85.2	183	—	183	128	311	100	311	(170)	141
9665 Wilshire Blvd	1	98.5	171	—	171	64	235	100	235	(130)	105
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	49.5	336	2	338	141	479	100	479	(262)	217
Northpoint	1	75.9	105	—	105	45	150	100	150	(82)	68
Arden Towers at Sorrento	4	79.5	554	54	608	—	608	100	608	(333)	275
Westwood Center	1	89.7	293	25	318	—	318	100	318	(174)	144
Wachovia Center	1	92.0	465	14	479	161	640	100	640	(351)	289

	22	85.9	8,034	590	8,624	2,139	10,763		10,529	(5,768)	4,761

TOTAL COMMERCIAL	58	90.5	25,827	1,454	27,281	3,364	30,645		28,071	(15,381)	12,690

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Non-managed properties

						Brookfield
				Brookfield		Properties’
	Number		Owned	Properties’	Other	Net
	of	Total	Interest	Owned	Shareholder’s	Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest

Washington, D.C.
Reston Crescent	1	1,000	100	1,000	(548)	452
Waterview	1	300	25	75	(41)	34

	2	1,300		1,075	(589)	486
Houston
1500 Smith Street	1	500	100	500	(274)	226
Allen Center Clay Street	1	600	100	600	(329)	271
Five Allen Center	1	1,100	100	1,100	(601)	499

	3	2,200	2,200	(1,204)	996

TOTAL DEVELOPMENT	5	3,500	3,275	(1,793)	1,482
REDEVELOPMENT
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(147)	122

TOTAL DEVELOPMENT AND REDEVELOPMENT	6	3,769		3,544	(1,940)	1,604

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 45% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006.
At December 31, 2008, the impact of our investment in the U.S. Office Fund on our consolidated financial position and results can be summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2008	2007

Midtown New York, New York	$1,243	$77	$86
Downtown New York, New York	1,278	96	99
Washington, D.C.	1,123	90	96
Houston, Texas	1,135	97	87
Los Angeles, California	2,616	183	175

	7,395	543	543
Property management and leasing fee income	—	2	3
Development properties	267	—	—

Total book value / Net operating income	7,662	545	546
Property specific and subsidiary debt / Interest expense	(5,729)	(301)	(386)
Partner capital(2) / Interest expense and non-controlling interests	(923)	(97)	(82)

Total	1,010	147	78
Other assets (liabilities), net / Other income (expenses), net	(195)	8	14

Invested capital / Funds from operations(1)	$815	$155	$92

(1)	Fees paid by the Fund to Brookfield Properties are eliminated on consolidation. For the year ended December 31, 2008, a total of $32 million of fees were paid to Brookfield Properties (2007 — $31 million) which resulted in a reduction of non-controlling interests expense of $20 million (2007 — $19 million) representing the net fees earned from partners

(2)	Includes both debt and equity capital invested
The U.S. Office Fund contributed $943 million and $921 million of commercial property revenue and $545 million and $546 million of net operating income during the year ended December 31, 2008 and December 31, 2007, respectively, as follows:

(Millions)	2008	2007	2006

Commercial property revenue
Revenue from current properties	$793	$759	$174
Straight-line rental income	36	40	12
Intangible amortization	114	122	30

Total commercial property revenue	943	921	216
Property operating costs	(398)	(375)	(81)

Commercial property net operating income	$545	$546	$135

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at December 31, 2008:

			Brookfield
			Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Midtown New York, New York	4	3,682	2,172	$1,243	$311	$932
Downtown New York, New York	2	3,685	3,685	1,278	397	881
Washington, D.C.	22	4,289	4,110	1,123	366	757
Houston, Texas	8	8,226	7,575	1,135	240	895
Los Angeles, California	22	10,763	10,529	2,616	421	2,195
Corporate U.S. Fund debt	—	—	—	—	3,989	(3,989)

	58	30,645	28,071	$7,395	$5,724	$1,671
Office development sites	5	3,500	3,275	116	5	111
Redevelopment sites	1	269	269	151	—	151

Total	64	34,414	31,615	$7,662	$5,729	$1,933

(1)	Represents consolidated interest before non-controlling interests
Commercial property debt relating to the U.S. Office Fund totaled $5,729 billion at December 31, 2008. The details are as follows:

					Brookfield Properties’
					Share (Millions)
Property	Location	Rate %	Maturity Date		Proportional(1)	Consolidated	Mortgage Details

Two Ballston Plaza	Washington, D.C.	6.91	March	2009	$16	$25	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.07	March	2009	20	32	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	6.26	March	2009	35	56	Non-recourse, fixed rate
Silver Spring Metro Plaza(2)	Washington, D.C.	6.00	June	2009	60	97	Non-recourse, floating rate
2401 Pennsylvania Avenue(2)	Washington, D.C.	6.00	June	2009	11	17	Non-recourse, floating rate
1250 Connecticut(2)	Washington, D.C.	6.00	June	2009	27	44	Non-recourse, floating rate
Waterview(3)	Washington, D.C.	2.46	August	2009	3	5	Non-recourse, floating rate
1460 Broadway	New York	5.11	November	2012	—	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	3.48	May	2013	—	57	Non-recourse, floating rate
Four Allen Center	Houston	5.77	October	2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	69	111	Non-recourse, fixed rate
Grace Building	New York	5.54	July	2014	118	191	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	—	109	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	144	232	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	245	397	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	13	21	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.85	May	2011	138	306	Non-recourse, fixed rate
U.S. Fund corporate debt	—	3.70	October	2011	1,204	3,089	Non-recourse, floating rate
U.S. Fund Pool debt	—	1.95	October	2011	267	594	Non-recourse, floating rate

Total U.S. Office Fund		4.40			$2,578	$5,729

(1)	Reflects Brookfield Properties’ effective 45% interest

(2)	Property debt is cross-collateralized

(3)	Development debt

PART IV — CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested a Canadian Office Fund. This Fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of over the past couple of years and the Canadian Office Fund now consists of 12 commercial properties totaling eight million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of December 31, 2008:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto
First Canadian Place	1	96.5	2,379	232	2,611	170	2,781	25	695	(76)	619
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83

	3	96.7	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Altius Centre	1	98.1	303	3	306	72	378	25	95	(11)	84

	1	98.1	303	3	306	72	378		95	(11)	84
Ottawa
Place de Ville I	2	99.4	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	99.3	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	12	553	95	648	25	162	(18)	144

	6	99.5	1,701	49	1,750	1,030	2,780		695	(77)	618
Other Commercial
Canadian Western Bank, Edmonton	1	99.8	371	36	407	91	498	25	125	(14)	111
Enbridge Tower, Edmonton	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	99.9	555	36	591	121	712		179	(21)	158

TOTAL COMMERCIAL	12	97.9	5,675	346	6,021	1,546	7,567		1,893	(210)	1,683

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Brookfield

Ottawa
300 Queen Street	1	577	25	144	(16)	128

TOTAL DEVELOPMENT	1	577		144	(16)	128

(1)	Represents the company’s consolidated interest before non-controlling interests

At December 31, 2008, the impact of our investment in the Canadian Office Fund on our consolidated financial position and results from continuing operations can be summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2008	2007

Toronto, Ontario	$217	$21	$22
Calgary, Alberta	16	4	3
Ottawa, Ontario	81	7	7
Edmonton, Alberta and other	14	3	3

	328	35	35
Development properties	2	—	—

Total book value / Net operating income	330	35	35
Property specific and subsidiary debt / Interest expense	(132)	(8)	(9)

	198	27	26
Other assets (liabilities), net / Other income (expenses), net	(46)	—	—

Net investment / Funds from operations prior to fee income	152	27	26
Fee income	—	8	9

Invested capital / Funds from operations	$152	$35	$35

The Canadian Office Fund contributed $80 million of commercial property revenue and $43 million of net operating income from continuing operations during the year ended December 31, 2008 (2007 – $81 million and $44 million, respectively) as follows:

(Millions)	2008	2007	2006

Commercial property revenue
Revenue from current properties	$66	$64	$56
Straight-line rental income	1	1	1
Intangible amortization	5	7	7

	72	72	64
Recurring fee income	8	9	7

Total commercial property revenue	80	81	71
Property operating costs	(37)	(37)	(33)

Commercial property net operating income	$43	$44	$38

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at December 31, 2008:

			Brookfield
			Properties'			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Toronto, Ontario	3	3,697	924	$217	$82	$135
Calgary, Alberta	1	378	95	16	17	(1)
Ottawa, Ontario	6	2,780	695	81	19	62
Other	2	712	179	14	14	—

Continuing Operations	12	7,567	1,893	$328	$132	$196

Development sites
Ottawa, Ontario	1	577	144	2	—	2

Total	13	8,144	2,037	$330	$132	$198

(1)	Represents consolidated interest before non-controlling interests

Commercial property debt relating to the Canadian Office Fund totaled $132 million at December 31, 2008. The details are as follows:

				Brookfield
				Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

Enbridge Tower	Edmonton	6.72	June 2009	$2	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	November 2009	5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December 2009	51	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June 2012	8	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January 2014	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December 2017	23	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December 2017	17	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December 2017	12	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January 2024	13	Non-recourse, fixed rate

Total Canadian Office Fund		6.81		$132

PART V — RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings — see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” beginning on page 34 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
At December 31, 2008, we had a floating rate bank credit facility of $500 million which matured in 2009. Subsequent to the end of the year, this facility was refinanced for $388 million, the terms of which extend to 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to 2010. At December 31, 2008, the balances drawn on these facilities were $221 million and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to 2009. The balance drawn on this facility as at December 31, 2008 was $104 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 45% of the company’s outstanding commercial property debt at December 31, 2008 is floating rate debt (December 31, 2007 – 39%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, all else being equal, is an increase in interest expense of $45 million; $23 million net of non-controlling interests or $0.06 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $8 million on an annualized basis. As discussed in the Derivative Financial Instruments section beginning on page 58, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.
We currently have a level of indebtedness for the company of 64% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.7% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 15 of this MD&A.
The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000’s	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

1	Merrill Lynch(4)	New York/Toronto/Denver/Los Angeles	2013	4,923	7.7%	A
2	Government and Government Agencies(5)	All Markets	Various	3,134	4.9%	AAA
3	Chevron	Houston	2017	1,744	2.7%	AA
4	Wachovia	New York	2015	1,439	2.2%	A
5	CIBC	New York/Toronto/Calgary	2032	1,437	2.2%	A+
6	RBC Financial Group	Five Markets	2019	1,206	1.9%	AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,134	1.7%	A+
8	Petro-Canada	Calgary	2028	1,015	1.6%	BBB
9	Kellogg, Brown & Root	Houston	2017	994	1.5%	Not Rated
10	JP Morgan Chase	New York/Denver/Houston/Los Angeles	2020	975	1.5%	A+
11	Goldman Sachs	New York	2012	896	1.4%	A
12	Target Corporation	Minneapolis	2014	886	1.4%	A+
13	Devon Energy	Houston	2020	865	1.3%	BBB+
14	Imperial Oil	Calgary	2016	717	1.1%	AAA
15	EnCana Corporation	Calgary/Denver	2018	707	1.1%	A-
16	Continental Airlines	Houston	2010	678	1.0%	B
17	Cadwalader, Wickersham & Taft	New York	2024	549	0.8%	Not Rated
18	Talisman Energy	Calgary	2015	539	0.8%	BBB
19	Amerada Hess Corporation	Houston	2011	475	0.7%	BBB-
20	Cleary, Gottlieb, Steen & Hamilton	New York	2031	470	0.7%	Not Rated

	Total			24,783	38.2%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From S&P, Moody’s Investor Service or DBRS

(4)	Merrill Lynch leases 4.6 million square feet in the World Financial Center (“WFC”), of which they occupy 2.8 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.8 million square feet, 1.9 million is in 4 WFC, in which Merrill Lynch has a 49% interest, and 0.9 million square feet is in 2 WFC, in which Merrill Lynch has an effective 25% interest through zero-coupon notes.

(5)	Represents various U.S. and Canadian federal governments and agencies
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 9% of our leases mature annually over the next five years. Excluding Merrill Lynch, our largest tenant, approximately 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 15 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2008:

	Currently								2016
(000’s Sq. Ft.)	Available	2009	2010	2011	2012	2013	2014	2015	& Beyond	Subtotal	Parking	Total

Midtown New York	627	375	391	131	446	751	215	344	3,247	6,527	36	6,563
Downtown New York	141	196	286	670	426	4,759	410	2,156	4,675	13,719	281	14,000
Boston	113	183	125	454	48	32	30	¯	1,005	1,990	276	2,266
Washington, D.C.	379	511	292	195	603	418	1,232	273	1,716	5,619	970	6,589
Los Angeles	1,217	422	836	1,032	1,405	902	715	359	1,736	8,624	2,139	10,763
Houston	425	181	304	780	1,102	775	595	657	3,461	8,280	838	9,118
Toronto	164	432	580	511	763	1,478	280	715	2,694	7,617	1,519	9,136
Calgary	7	61	346	680	461	502	111	1,016	2,497	5,681	1,023	6,704
Ottawa	8	35	7	8	6	1,131	9	542	4	1,750	1,030	2,780
Denver	31	39	104	99	87	151	134	59	620	1,324	503	1,827
Minneapolis	188	71	65	48	178	791	172	434	583	2,530	521	3,051
Other	21	41	181	142	90	104	45	115	514	1,253	385	1,638

Total	3,321	2,547	3,517	4,750	5,615	11,794	3,948	6,670	22,752	64,914	9,521	74,435
	5.1%	3.9%	5.4%	7.3%	8.6%	18.2%	6.1%	10.3%	35.1%	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
Taking into account the current state of the economy, 2009 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we face the onset of a severe recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.
Brookfield maintains insurance on its properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation (“Realrisk”), a wholly-owned captive insurance company; Realrisk continues to provide protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect Realrisk to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.
Our Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to $1 billion.
FOREIGN EXCHANGE FLUCTUATIONS
Approximately 19% of our assets and 34% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and from time to time, supplemented through the use of financial contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At December 31, 2008, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis.
DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2008, we used the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan.
We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.
Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at December 31, 2008 and 2007:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

December 31, 2008	—	—	—	—	—	Capital securities - corporate	C$750M
December 31, 2007	Forward - Sell C$/ Buy US$	C$800M	C$1.00 = US$1.01	March 2008	nil	Capital securities - corporate	C$350M

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at December 31, 2008 and 2007:

(Millions)	Hedging Item		Notional	Rate	Maturity	Fair Value	Hedged Item

December 31, 2008
	Interest rate cap		$3,100	6%	2010	nil	Interest payments on LIBOR debt
	Interest rate cap		600	7%	2010	nil	Interest payments on LIBOR debt
	Interest rate cap		300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap	(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
December 31, 2007
	Interest rate cap		3,100	6%	2008	nil	Interest payments on LIBOR debt
	Interest rate cap		600	7%	2008	nil	Interest payments on LIBOR debt
	Interest rate swap	(1)	350	Pay 5.8%	2017	(33)	Interest payments on refinancing of fixed debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2007 – ten years) as the hedged interest payments occur.
At December 31, 2008 and December 31, 2007, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant. As at December 31, 2008, losses of $7 million were reclassified to interest expense because it was probable the hedged forecasted interest payments would not occur within the originally specified time period.
The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.
Other derivatives
At December 31, 2008, our self-sustaining subsidiaries had foreign exchange contracts to sell a notional amount of US$21 million (2007 – US$ 21 million) at a weighted average exchange rate of US$1 = C$0.82 (2007 US$1 = C$0.99) maturing in three months. The aggregate fair value of these contracts at December 31, 2008 was nil (2007 – nil).
At December 31, 2008, we had a total return swap under which we receive the returns on a notional 1,001,665 Brookfield Properties Corporation common shares. The fair value of the total return swap was a loss of $9 million at December 31, 2008 (2007 — $2 million loss) based on the market price of the underlying shares at that date. As at December 31, 2008, losses of $11 million in connection with the swap have been recorded in general and administrative expense (2007 – nil).
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART VI — CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
Capital Disclosures
On December 1, 2006, the Canadian Institute of Chartered Accountants (the “CICA”) issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. The company adopted the requirements of Section 1535 on January 1, 2008 and the required disclosures are included in Note 25 to these consolidated financial statements.
Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments — Disclosures” and Section 3863, “Financial Instruments — Presentation.” These standards replace Section 3861, “Financial Instruments — Disclosure and Presentation” and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Disclosures required by Section 3862 have been made in the notes to these consolidated financial statements. The adoption of Section 3863 did not have any impact on the company’s consolidated financial statements.
Inventories
In June 2007, the CICA issued a new accounting standard, Section 3031, “Inventories,” which establishes guidance on the measurement and disclosure of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. We adopted the requirements of Section 3031 on January 1, 2008. The adoption of this standard resulted in additional disclosures being provided with respect to our residential developments.
FUTURE ACCOUNTING POLICY CHANGES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, will no longer be eligible for capitalization. The new section and related amendments will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, we will adopt the new standards for our fiscal year beginning January 1, 2009 and, consistent with transition provisions in Section 3064, we will adopt the standards retrospectively with restatement. We are still assessing the impact of the adoption of this standard but expect to record a reduction of receivables and other with a corresponding charge against retained earnings.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. Consequently, IFRS will be applicable for interim and annual financial statements relating to the fiscal periods beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts we report for the year ended December 31, 2010. We are in the process of assessing the impact of adoption of IFRS for 2011 and continue to monitor and assess the impact of the convergence of Canadian GAAP and IFRS as new standard changes are introduced over the transitional period.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.

Property Acquisitions
Upon acquisition of commercial properties, we determine the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, above- and below-market leases, origination costs related to acquired in-place leases, and other identified intangible assets and assumed liabilities, and allocate the purchase price to the acquired assets and assumed liabilities. We assess and consider fair values based on estimated cashflow projections that utilize appropriate discount rates, as well as available market information. Estimates of future cashflows are based on a number of factors including historical operating results, known and anticipated trends, and market conditions. We also consider an allocation of purchase price to other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenant, the tenant’s credit quality and expectations of renewals. We record acquired above- and below-market leases at their fair value, using a discount rate which reflects the risks associated with the leases acquired, equal to the present value of the difference between: (1) the contractual amounts to be paid pursuant to each in-place lease; and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the leases for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Recorded amounts for in-place lease origination values are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during expected lease-up periods considering current market conditions and costs to execute similar leases. Land is recorded at appraised value and building is stated at a depreciated replacement cost.
The cost of acquisitions includes the purchase price of the property, legal fees and other acquisition costs.
Tenant Improvements
Our lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by us pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord or tenant inducements. When the payment is determined to be for tenant improvements owned by us, then the improvements are accounted for as an addition to commercial property and depreciated over their estimated useful life. If we determine that we are not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which reduce revenue over the term of the lease.
Depreciation and Amortization
Depreciation and amortization of commercial properties is based on the allocation of the acquisition cost to land, building, tenant improvements and intangibles, and their estimated useful lives, based on management’s estimates. The allocation of the acquisition cost and the determination of the estimated useful lives of the components significantly impact the computation of depreciation and amortization recorded over future periods and, accordingly, net income.
We apply the straight-line method of depreciation. Under this method, depreciation is charged to income on a straight-line basis over the remaining estimated useful life of the property. A significant portion of the acquisition cost of each property is allocated to building. In the event the allocation to building is inappropriate or the estimated useful life of buildings proves incorrect, the computation of depreciation will not be appropriately reflected over future periods.
Impairment of Assets
We review the long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cashflows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cashflows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods, as well as the selection of discount and capitalization rates.
The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.
At December 31, 2008, the four properties that comprise our Minneapolis portfolio were reclassified to discontinued operations. As a result of this classification, we determined the fair value of these assets to be less than their carrying amount and accordingly we recognized a $147 million non-cash impairment loss. The impairment loss was calculated based on future discounted cash flows net of selling costs for these properties.
Revenue Recognition
Base rental revenue, representing the total amount of contractual rent to be received from a lease, is reported on a straight-line basis over the term of each lease. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. A free rent or straight-line rent receivable is recorded for rental income recognized in excess of rent payments actually received pursuant to the terms of the individual lease agreements. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.
In accordance with EIC-140, we also recognize rental revenue of acquired in-place above- and below-market leases at their fair value over the terms of the respective leases.
Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with EIC Abstract No. 123, “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, having discretion in selecting suppliers and taking credit risk.
Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. We consider a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break-even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property. To the extent a development or redevelopment property is leased and the tenant begins to occupy the space as phases of construction are substantially complete, we would recognize revenue and expenses in connection with those respective phases. An example of this was Four Allen Center, which we purchased as a development site in 2006. The building was 100% leased subsequent to the purchase. As floors of the building were substantially complete, the tenant moved in and we recognized revenue and expenses proportionately.
Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.
Fair Value of Financial Instruments
The fair value of commercial property debt is calculated based on the discount spread between the future contractual interest payments and future interest payments on similar mortgage debt based on a current market rate. In determining the current market rate, market spread is added to the quoted yields on federal government bonds with similar maturity dates to the debt in place. Because valuations of the financial instruments are based on these types of estimates, the fair values of financial instruments may change if the estimates do not prove to be accurate.
The fair values of derivative instruments are calculated using generally accepted pricing models. Derivatives are valued using market yields and forward rates appropriate for the duration of the instrument.
Tax
In accordance with GAAP, we use the liability method of accounting for future income taxes and provide for future income taxes for all significant income tax temporary differences.
Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which we operate. The process involves an estimate of our actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in future tax assets and liabilities which are included in our balance sheet. Judgment is required to determine the appropriate tax rate to be applied to tax attributes and an assessment must also be made to determine the likelihood that our future tax assets will be recovered from future taxable income. To the extent that recovery is not considered more likely than not, a valuation allowance must be provided.
Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.
In 2008, we recorded $1 million (2007 — released $2 million) of tax valuation allowances related to our Canadian commercial operations, we derecognized a $1 million (2007 — $7 million) future tax benefit related to loss carryforwards that were previously recognized, and we reduced our future tax liability by $479 million (2007 — $75 million) as a result of a reduction in the tax rates applied to the Brookfield U.S. Direct properties (2007 — U.S. Office Fund). During the year we also recorded a net release of contingencies of $3 million (2007 — $14 million) on the settlement of tax audits in the U.S. Office Fund. The effects of the foregoing are reflected in our consolidated statement of income as an adjustment to future income taxes.
U.S. Office Fund
Our interest in the Trizec portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity we established along with Blackstone to acquire Trizec. We have determined that TRZ Holdings LLC is a variable interest entity based on the characteristics of its equity. We consolidate TRZ Holdings LLC and the underlying portfolio of properties through our subsidiaries, as we are the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.
Our joint venture partner in the U.S. Office Fund, Blackstone, has $426 million invested in the form of a redeemable equity interest in TRZ Holdings LLC that is reported in Capital securities — fund subsidiaries in our consolidated balance sheets. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (capital securities — fund subsidiaries) in our financial statements as we could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties.
Certain contributions to the U.S. Office Fund by an institutional investor in the Brookfield Properties-led consortium are in the form of an unsecured debenture. The interest on this debenture is recorded in interest expense — capital securities — fund subsidiaries and in the current year includes a gain of $38 million (2007 — nil) representing the effect of a change in estimated future cash flows to settle the obligation.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At December 31, 2008, we had approximately $15 million (December 31, 2007 — $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Interest expense related to this indebtedness, totaled nil for the year ended December 31, 2008, compared to $11 million for the year ended December 31, 2007, which included interest on Class AAA Series E capital securities that have since been offset, and was recorded at the exchange amount. Additionally, we renewed a $300 million line from BAM in the form of a two-year revolving credit facility to December 2010. The outstanding balance on this facility at December 31, 2008 was nil. Included in rental revenues are amounts received from BAM, and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2008 (2007 — $2 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. The expense for the year ended December 31, 2008 was $1 million.

PART VII — BUSINESS ENVIRONMENT AND OUTLOOK
OPERATING ENVIRONMENT AND OUTLOOK
The consequences of the current downturn in the economy, including a rise in unemployment, a drop in consumer and business confidence and spending, and nearly non-existent debt markets, are having an adverse effect on the real estate industry as a whole. Leasing demand in most of our markets has tempered and we are beginning to see increasing direct and sublease availabilities and associated downward pressure on rents and economic fundamentals. Our occupancy levels, however, are at 94.9% across our portfolio and only 3.9% of the space within our portfolio is scheduled to come off lease in 2009. The high quality of our properties relative to others in our markets should enable us to attract new tenants if we are unsuccessful in extending leases with existing tenants. Furthermore, our in-place rents continue to be below market. In our portfolio, the average expiring rates in 2009 are $19 per square foot compared with a market rate of $32 per square foot, representing a 68% discount. Our average in-place net rent of $23 was consistent with the prior year notwithstanding the difficult environment. Our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates, give us a high level of confidence that we can achieve our operating targets in 2009. Furthermore, the general lack of development, especially in the central business districts, has created stability from a supply perspective.
The market for our residential operations will be challenging through 2009. The current over-supply in our market has reduced operating margins and must be worked through before we will see margin improvements and growth. This has been compounded in recent months by the state of the overall economy in North America which has moderated consumer demand for housing. Our Alberta operations have benefited greatly from the continued expansion of activity in the oil industry, however, growth will definitely be tempered in the province by the effect of current low oil prices. Most of our land holdings were purchased in the mid-1990’s or earlier and as a result have an embedded cost advantage today and should, accordingly, continue to benefit from favorable margins, although likely more in line with historical margins.
While we remain committed to commercial property development and redevelopment opportunities in these current market conditions, our focus is on completing the construction of our underway development pipeline on time and budget and continuing to make progress on leasing. Any new development will have to provide appropriate risk-adjusted returns, have substantial pre-lease commitments and be financeable before we would be willing to proceed.
Looking longer term, with a solid platform consisting of a strong balance sheet, a well-leased portfolio with below-market net rents, a 17 million square foot development and redevelopment pipeline and financial flexibility, Brookfield Properties is well-positioned to continue to deliver on its commitments to shareholders.
DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2008 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.
INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in our company’s internal control over financial reporting that occurred during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008, and based on that assessment determined that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 68 of this annual report.
Bryan K. Davis
Senior Vice President and Chief Financial Officer
March 6, 2009

DISTRIBUTIONS
Distributions paid by the company during the year ended December 31, 2008 and in the past three fiscal years are as follows:

	Currency	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Common shares(1)	US$	$0.5600	$0.5500	$0.5100	$0.4300
Class A preferred shares(2)	C$	0.0833	0.0833	0.0833	0.0833
Class AA Series E preferred shares	C$	0.8776	1.0178	0.9922	0.7591
Class AAA Series E preferred shares	C$	0.8457	0.4830	1.0082	0.7695
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000	1.5000
Class AAA Series G preferred shares	US$	1.3125	1.3125	1.3125	1.3125
Class AAA Series H preferred shares	C$	1.4375	1.4375	1.4375	1.4375
Class AAA Series I preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series J preferred shares	C$	1.2500	1.2500	1.2500	1.2500
Class AAA Series K preferred shares	C$	1.3000	1.3000	1.3000	1.3000

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock splits effective May 4, 2007 and March 31, 2005

(2)	Per share amounts have been restated to reflect the impact of the nine-for-four class A preferred share stock split effective May 4, 2007

Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.
Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below.
The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Bryan K. Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 6, 2009

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the accompanying consolidated balance sheets of Brookfield Properties Corporation and subsidiaries (the “company”) as at December 31, 2008 and 2007, and the related consolidated statements of income, changes in common equity, comprehensive income and cashflow for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2009 expressed an unqualified opinion on the company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 6, 2009	Licensed Public Accountants

Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as at December 31, 2008, Brookfield Properties Corporation’s internal control over financial reporting is effective.
Brookfield Properties Corporation’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties Corporation’s Consolidated Financial Statements for the year ended December 31, 2008, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of Brookfield Properties’ internal control over financial reporting.

Richard B. Clark	Bryan K. Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 6, 2009

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the internal control over financial reporting of Brookfield Properties Corporation and subsidiaries (the “company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the company and our report dated March 6, 2009 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 6, 2009	Licensed Public Accountants

Consolidated Balance Sheets

December 31 (US Millions)	Note	2008	2007

Assets
Commercial properties	4	$14,901	$15,889
Commercial developments	5	1,225	1,172
Residential developments	6	1,196	1,228
Receivables and other	7	935	1,056
Intangible assets	8	637	759
Restricted cash and deposits	9	116	151
Cash and cash equivalents	27	157	214
Assets related to discontinued operations	10	290	4

		$19,457	$20,473

Liabilities
Commercial property debt	11	$11,505	$12,125
Accounts payable and other liabilities	12	1,168	1,357
Intangible liabilities	13	707	834
Future income tax liabilities	14	247	600
Liabilities related to discontinued operations	10	217	3
Capital securities — corporate	15	882	1,053
Capital securities — fund subsidiaries	16	711	739
Non-controlling interests — fund subsidiaries	16	212	216
Non-controlling interests — other subsidiaries	18	68	86
Preferred equity — subsidiaries	19	313	382
Shareholders’ equity
Preferred equity — corporate	20	45	45
Common equity	21	3,382	3,033

		$19,457	$20,473

See accompanying notes to the consolidated financial statements
On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	Chief Executive Officer

Consolidated Statements of Income

December 31 (US Millions, except per share amounts)	Note	2008	2007

Total revenue	23	$2,805	$2,842

Net operating income
Commercial property operations	23	$1,328	$1,260
Residential development operations	23	144	237
Interest and other	23	52	44

		1,524	1,541
Expenses
Interest
Commercial property debt		637	673
Capital securities — corporate	15	57	61
Capital securities — fund subsidiaries	16	(70)	(27)
General and administrative		103	103
Non-controlling interests
Fund subsidiaries	16	(22)	(75)
Other subsidiaries		20	23
Depreciation and amortization		545	519
Future income taxes	14	(429)	69
Other	17	(24)	44

Net income from continuing operations		707	151
Discontinued operations	10	(7)	89

Net income		$700	$240

Net income from continuing operations per common share	21
Basic		$1.79	$0.38
Diluted		$1.79	$0.37

Net income per common share	21
Basic		$1.77	$0.60
Diluted		$1.77	$0.59

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Common Equity

December 31 (US Millions)	Note	2008	2007

Common shares
Balance, beginning of year		$2,282	$2,303
Shares repurchased		(13)	(26)
Proceeds from shares issued on exercise of options		5	5

Balance, end of year	21	2,274	2,282

Contributed surplus
Balance, beginning of year		—	2
Shares repurchased		(6)	(8)
Stock-based compensation awards	22	6	6

Balance, end of year		—	—

Retained earnings
Balance, beginning of year		659	707
Net income		700	240
Shareholder distributions
Preferred share dividends — corporate		(3)	(3)
Common share dividends		(220)	(216)
Amount paid in excess of the book value of common shares purchased for cancellation		(21)	(69)

Balance, end of year		1,115	659

Accumulated other comprehensive (loss) income
Balance, beginning of year		92	52
Other comprehensive (loss) income for the year		(99)	40

Balance, end of year	21	(7)	92

Total retained earnings and accumulated other comprehensive (loss) income		1,108	751

Total common equity		$3,382	$3,033

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

December 31 (US Millions)	Note	2008	2007

Net income		$700	$240

Other comprehensive (loss) income
Change in foreign currency translation (losses) gains on investments in subsidiaries		(307)	181
Gains (losses) arising from hedges of net investments in subsidiaries, net of taxes of $49 million (2007 — $39 million)		228	(122)
Net gains (losses) on derivatives designated as cash flow hedges, net of non-controlling interests, net of taxes of $1 million (2007 — $7 million)		2	(20)
Reclassification to earnings of foreign exchange gains	17	(24)	—
Reclassification to earnings of losses, net of taxes of $1 million (2007 — $1 million)		2	1

Total other comprehensive (loss) income		(99)	40

Comprehensive income		$601	$280

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cashflow

December 31 (US Millions)	Note	2008	2007

Operating activities
Net income		$700	$240
Depreciation and amortization		555	534
Future income taxes		(399)	103
Foreign exchange gain	17	(24)	—
Impairment loss	10	147	—
Debt defeasance cost	17	—	27
Property disposition gains	10	(164)	(144)
Amortization of value of acquired operating leases to rental revenue, net		(139)	(137)
Straight-line rent, net		(35)	(47)
Amortization of transaction costs		16	21
Stock option and deferred share unit grant expense		6	3
Non-controlling interests — fund and other subsidiaries		(2)	(52)
Non-cash component of capital securities — fund subsidiaries	16	(93)	(82)
Income from equity-accounting investments		(9)	(4)
Distributions received from equity-accounted investments		3	3
Deferred leasing costs		(49)	(41)
Increase in land and housing inventory and related working capital		(148)	(355)
Working capital and other		94	(82)

		459	(13)

Financing activities and capital distributions
Commercial property debt arranged		1,079	1,776
Commercial property debt repaid		(1,184)	(1,513)
Corporate credit facilities arranged		270	837
Corporate credit facilities repaid		(346)	(734)
Capital securities arranged — fund subsidiaries		34	—
Non-controlling interest contributions arranged — fund subsidiaries		16	9
Acquisition financing arranged		—	130
Land development debt arranged		103	271
Land development debt repaid		(91)	(52)
Distributions to non-controlling interests		(36)	(19)
Common shares issued		5	5
Common shares repurchased		(40)	(105)
Preferred share dividends		(3)	(3)
Common share dividends		(220)	(216)

		(413)	386

Investing activities
Loans receivable		35	40
Loans receivable — affiliate	27	—	(200)
Acquisitions of commercial properties, net	27	(16)	(307)
Proceeds from sale of commercial properties, net	27	420	224
Restricted cash and deposits		35	365
Commercial development and redevelopment investments		(394)	(313)
Commercial property tenant improvements		(106)	(107)
Capital expenditures		(77)	(49)

		(103)	(347)

(Decrease) increase in cash resources		(57)	26
Opening cash and cash equivalents		214	188

Closing cash and cash equivalents		$157	$214

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
(a) General
The consolidated financial statements of Brookfield Properties Corporation (“Brookfield Properties” or “the company”) are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(b) Principles of consolidation
The consolidated financial statements include:
(i)	the accounts of all wholly-owned subsidiaries of the company and the accounts of all such wholly-owned subsidiaries’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures;

(ii)	the accounts of BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) and the accounts of BPO Properties’ and Brookfield Financial Properties’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures; and

(iii)	the accounts of Brookfield Properties Office Partners, Inc., TRZ Holdings LLC, BPOP Holdings (US) LLC and BPOP (Canada) Inc. (collectively, the “US Office Fund”) and the accounts of the US Office Funds’ incorporated and unincorporated joint ventures to the extent of its proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures.
The company’s ownership interests in operating entities which are not wholly owned, other than property-level joint ventures, are as follows:
(i)	Brookfield Financial Properties: The company owns a 99.4% limited partnership interest and a 100% managing general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 89.2% on an equity basis and 56.1% on a voting basis of the common shares of BPO Properties.

(iii)	US Office Fund: The company owns an indirect 45% economic interest in the US Office Fund through its 100% equity interest in BPOP (Canada) Inc., which in turn holds 38% of the common equity in TRZ Holdings II Inc. (formerly Trizec Properties Inc.), and its 6% equity interest in Brookfield Properties Office Partners, Inc., which holds a 35% interest in the legal equity of TRZ Holdings LLC (which holds the remaining 62% of the common equity of TRZ Holdings II Inc.). The company has determined that TRZ Holdings LLC is a variable interest entity based on the characteristics of its equity. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.
(c) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with acquired tenant relationships is amortized on a straight-line basis over the expected term of the relationships. Depreciation on buildings and amortization on tenant improvements and acquired tenant relationships are recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

The unamortized balance of above- and below- market leases, lease origination costs and tenant relationships is included in intangible assets or intangible liabilities as appropriate.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Leasing costs, which include third-party brokerage fees and legal costs incurred in the successful negotiation of leases, have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. The unamortized balance is included in commercial properties.

(ii)	Commercial developments

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For commercial development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential developments

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. For residential developments, an impairment loss is recognized when carrying value of the land exceeds its undiscounted future net cashflow. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific development plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iv)	Discontinued operations

Properties that qualify as “held for sale” pursuant to the criteria of CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” are classified as discontinued operations. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations and balance sheet items related to any property that has been identified as a discontinued operation are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.
(d) Capitalized costs
Costs capitalized to commercial and residential properties which are under development include all direct and directly attributable expenditures incurred in connection with the acquisition, to the extent that such costs are incremental to a specific acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest, certain general and administrative costs, and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development and initial leasing period is treated as a reduction of costs.
(e) Tenant improvements
The company’s lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by the company pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord, or tenant inducements. When the payment is determined to be for tenant improvements owned by the company, then the improvements are accounted for as an addition to commercial property and depreciated on a straight-line basis over their estimated useful life. If the company determines that it is not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which are amortized to revenue over the term of the lease.

(f) Stock-based compensation
The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
(g) Revenue recognition
(i)	Commercial properties

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where the company is required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. The company considers a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property.

(ii)	Residential properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

(iii)	Performance and management fee revenue

The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.
(h) Income taxes
The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.
(i) Reporting currency and foreign currency translation
The consolidated financial statements are presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. The company’s operations in Canada are primarily self-sustaining in nature and, as such, are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income as foreign currency translation gains or losses. Gains or losses on foreign currency denominated financial instruments and derivatives that are designated as hedges of the net investments in these subsidiaries are also reported in other comprehensive income, net of related future income taxes.
Foreign currency denominated monetary assets and liabilities of the company and its integrated subsidiaries are translated at the rate of exchange prevailing at period-end and any resulting translation gains or losses are included in net income. Related revenues and expenses are translated at average rates during the period.
All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.

(j) Use of estimates
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and fair values, the allocation of purchase prices to components of commercial properties and businesses acquired, the useful lives for depreciation and amortization, the allocation of residential development costs across phases and communities, the company’s ability to utilize tax losses and the rates at which those losses will be realized, the selection of discount and capitalization rates used to fair value assets, the effectiveness of hedges and the fair value of financial instruments for disclosure purposes.
(k) Financial instruments and derivatives
Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition in the consolidated balance sheets. Measurement subsequent to initial recognition depends on the financial instruments classification which is determined by the purpose for which the instrument was acquired or issued, the instruments’ characteristics and the company’s designation of the instrument. Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or other financial liabilities.
Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. The company includes transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument. Available for sale financial assets are measured at fair value with changes therein, together with foreign currency translation gains and losses, recognized in other comprehensive income (“OCI”). The company does not hold any financial instruments that are classified as available for sale or held to maturity.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in an effective cashflow or net investment hedging relationship. The company has reviewed contracts entered or amended since January 1, 2001 for embedded derivatives.
The company presents financial assets on the consolidated balance sheet in receivables and other; restricted cash and deposits; and cash and cash equivalents. Non-derivative financial assets presented in receivables and other are classified as loans and receivables and carried at amortized cost. Derivatives and embedded derivatives with a favorable fair value to the company are presented in receivables and other at fair value. Restricted cash and deposits and cash and cash equivalents are classified as trading and measured at fair value at the balance sheet date.
The company presents financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities — corporate and capital securities — fund subsidiaries. All of the company’s non-derivative financial liabilities are classified as other liabilities and measured at amortized cost following the effective interest method. Derivatives and embedded derivatives with an unfavorable fair value to the company are presented in accounts payable and other liabilities at fair value.
The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.
In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the variability in the cashflows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.
In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested deferred share units are recorded in general and administrative together with the corresponding compensation expense. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in interest and other income.
(l) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. The company adopted the requirements of Section 1535 on January 1, 2008 and the required disclosures are included in Note 25 to these consolidated financial statements.
Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments — Disclosures” and Section 3863, “Financial Instruments — Presentation.” These standards replace Section 3861, “Financial Instruments — Disclosure and Presentation” and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Disclosures required by Section 3862 have been made in the notes to these consolidated financial statements. The adoption of Section 3863 did not have any impact on the company’s consolidated financial statements.
Inventories
In June 2007, the CICA issued a new accounting standard, Section 3031, “Inventories,” which establishes guidance on the measurement and disclosure of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The company adopted the requirements of Section 3031 on January 1, 2008. The adoption of this standard resulted in additional disclosures being provided with respect to the company’s residential developments.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses previously deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, will no longer be eligible for capitalization. The new section and related amendments will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the company will adopt the new standards for its fiscal year beginning January 1, 2009 and, consistent with transition provisions in Section 3064, the company will adopt the standards retrospectively with restatement. The company is still assessing the impact of the adoption of this standard but expects to record a reduction of receivables and other with a corresponding charge against retained earnings.

NOTE 4: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	2008	2007

Commercial properties
Land	$2,697	$2,828
Building and improvements	13,501	14,253

Total commercial properties	16,198	17,081
Less: Accumulated depreciation	(1,297)	(1,192)

Total	$14,901	$15,889

(a) Commercial properties, carried at a net book value of approximately $3,117 million (2007 - $3,392 million), are situated on land held under leases or other agreements largely expiring after the year 2065. Minimum rental payments on land leases are approximately $27 million annually for the next five years and $2,983 million in total on an undiscounted basis.
(b) Depreciation and amortization on commercial properties for the year ended December 31, 2008 was $387 million (2007 — $366 million).
(c) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2008	2007

Assets	$2,982	$3,369
Liabilities	1,650	1,782
Revenues	519	617
Expenses	269	344
Net income(1)	132	242
Cashflow from operating activities	222	252
Cashflow from (used in) financing activities	34	(169)
Cashflow (used in) from investing activities	(73)	134

(1)	Future income taxes are not reflected here as they are recorded at the corporate level
NOTE 5: COMMERCIAL DEVELOPMENTS
During 2008, the company capitalized a total of $394 million (2007 — $313 million) of costs related to commercial developments. Included in this amount is $332 million (2007 — $259 million) of construction and related costs and $62 million (2007 — $54 million) of interest capitalized to the company’s commercial development sites. Included in capitalized construction and related costs is $6 million of general and administrative expenses related to commercial developments (2007 — $5 million).
NOTE 6: RESIDENTIAL DEVELOPMENTS
Residential developments consists of the following:

(Millions)	2008	2007

Land under development	$390	$431
Housing inventory	88	85
Land held for development	718	712

Total	$1,196	$1,228

During 2008, the company capitalized a total of $30 million (2007 — $30 million) of interest related to residential developments and recovered $17 million of interest during 2008 (2007 — $25 million) through the sale of properties.
Residential developments of $645 million are pledged as security for land development debt (2007- $512 million).

NOTE 7: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	2008	2007

Accounts receivable	$137	$135
Straight-line rent and free rent receivables	409	378
Real estate mortgages	21	63
Residential receivables and other assets	241	292
Prepaid expenses and other assets	127	188

Total	$935	$1,056

NOTE 8: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	2008	2007

Intangible assets
Lease origination costs	$382	$377
Tenant relationships	499	501
Above-market leases and below-market ground leases	66	82

	947	960

Less accumulated amortization
Lease origination costs	(151)	(124)
Tenant relationships	(138)	(62)
Above-market leases and below-market ground leases	(21)	(15)

Total net	$637	$759

NOTE 9: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $116 million at December 31, 2008 (December 31, 2007 — $151 million).
NOTE 10: DISCONTINUED OPERATIONS
At December 31, 2008, the four properties that comprise the company’s Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II were classified as discontinued operations as the company intends to exit this market in the next 12 months through sale of the properties; RBC Plaza has been classified as discontinued since the beginning of 2008. As a result of this classification, the company measured these assets at fair value, based on a discounted cashflow valuation, less costs to sell, resulting in the recognition of an impairment loss on these properties of $140 million, net of taxes of $7 million.
During the third quarter of 2008, the company sold its 50% interest in TD Canada Trust Tower in Toronto. As a result of this sale, the company recognized a gain of $164 million in the third quarter. During the second quarter of 2008, the company sold its 25% interest in Acres House in Niagara Falls. As a result of this sale, the company recognized a net gain of nil in the second quarter.
During the fourth quarter of 2007, the company sold its 25% interest in Gulf Canada Square in Calgary resulting in a gain of $27 million. During the third quarter of 2007, the company sold its 25% interest in both 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto. As a result of these sales, the company recognized a gain of $6 million. During the second quarter of 2007, the company sold a portion of its Waterview development site in Washington, D.C., which was acquired in 2006 as part of the Trizec portfolio. In addition, the company sold its 25% interest in 18 King Street in Toronto. As a result of these sales, the company recognized a gain of $62 million in the second quarter of 2007. During the first quarter of 2007, the company sold its 50% interest in Atrium on Bay in Toronto as well as its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, the company recognized a gain of $47 million.

The following table summarizes the income and gains from discontinued operations:

(Millions)	2008	2007

Revenue	$76	$108
Operating expenses	(41)	(55)

	35	53
Interest expense	(19)	(26)
Depreciation and amortization	(10)	(15)

Income from discontinued operations prior to gains, non-controlling interests and taxes	6	12
Gain on sale of discontinued operations	164	144
Impairment loss	(147)	—
Non-controlling interests	—	(33)
Future income taxes	(30)	(34)

(Loss) income and gains from discontinued operations	$(7)	$89

(Loss) income and gains from discontinued operations per share — basic and diluted	$(0.02)	$0.22

NOTE 11: COMMERCIAL PROPERTY DEBT
Commercial property debt includes $11,379 million of debt that is secured by commercial properties and commercial developments and $325 million of corporate facilities that are not secured.
The weighted average interest rate at December 31, 2008 was 5.07% (December 31, 2007 — 6.65%). The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. Approximately 55% of the company’s outstanding debt at December 31, 2008 is fixed rate debt (December 31, 2007 — 61%). Approximately 94% of the company’s outstanding debt at December 31, 2008 is non-recourse to the company (December 31, 2007 — 94%).
Commercial property debt includes $1,303 million (2007 — $1,509 million) repayable in Canadian dollars of C$1,591 million (2007 — C$1,507 million), all of which is payable by self-sustaining foreign subsidiaries.
Included in total commercial property debt is $11 million (December 31, 2007 — $17 million) of premiums representing the unamortized difference between the fair value of mortgages assumed on acquisitions and the corresponding contractual principal amounts at the date of assumption. This amount is amortized over the remaining term of the debt as an adjustment to interest expense following the effective interest method.
Commercial property debt maturities and scheduled principal repayments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Dec. 31, 2008

2009	$164	$995	$1,159	3.87%
2010	182	286	468	4.64%
2011(2)	191	4,463	4,654	3.98%
2012	199	182	381	6.24%
2013	61	1,286	1,347	5.93%
2014 and thereafter	669	3,026	3,695	6.14%

Total commercial property debt	$1,466	$10,238	$11,704	5.07%

(1)	Includes $199 million of commercial property debt related to discontinued operations at December 31, 2008 (December 31, 2007 — nil)

(2)	Corporate mezzanine debt of $3,089 million within the U.S. Office Fund matures in 2011
NOTE 12: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2008	2007

Accounts payable and accrued liabilities	$525	$613
Straight-line rent payable	70	59
Residential payables and accrued liabilities	139	184
Land development debt	434	501

Total	$1,168	$1,357

Land development debt of $434 million (2007 — $501 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at December 31, 2008 was 3.87% (2007 — 6.17%). Approximately 8% of the company’s outstanding land development debt at December 31, 2008 is fixed rate debt (December 31, 2007 — 14%).
Advances totaling $379 million are due by the end of 2009, with the remaining balances due prior to 2014 as follows:

	Weighted Average	Principal Repayments
	Interest Rate at						2014	2008	2007
(Millions)	Dec. 31, 2008	2009	2010	2011	2012	2013	& Beyond	Total	Total

Land development debt	3.87%	$379	$48	$7	$—	$—	$—	$434	$501

NOTE 13: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	2008	2007

Intangible liabilities
Below-market leases	$996	$971
Above-market ground lease obligations	40	58

	1,036	1,029

Less accumulated amortization
Below-market leases	(322)	(189)
Above-market ground lease obligations	(7)	(6)

Total net	$707	$834

NOTE 14: FUTURE INCOME TAXES
Sources of future income tax balances are as follows:

(Millions)	2008	2007

Future income tax assets:
Loss carryforwards	$134	$344
Deferred financing costs	6	44

	140	388

Future income tax liabilities:
Properties	314	840
Deferred revenue	41	134
Other	32	14

	387	988

Net future income tax liabilities	$247	$600

The company and its Canadian subsidiaries have future income tax assets of $32 million (2007 — $117 million) that relate to non-capital losses which expire over the next 20 years and $73 million (2007 — $106 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $29 million (2007 — $121 million) that relate to net operating losses which expire over the next 20 years.
The components of income tax expense are as follows:

(Millions)	2008	2007

Income tax expense at the Canadian federal and provincial income tax rate of 33.5% (2007 — 35%)	$96	$70
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	19	18
Lower income tax rates in other jurisdictions	(38)	(23)
Change in tax rate applicable to temporary differences	(479)	(75)
Foreign exchange gains and losses	(49)	43
Change in future Canadian tax rates	—	17
Other	22	19

Total net	$(429)	$69

Included in other is the derecognition of a $1 million (2007 — $7 million) future tax benefit related to loss carryforwards that were previously recognized.

In December 2008, the company’s wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code section 856. The REIT election will be effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. The company believes that BPI substantially met the qualifications for REIT status as of December 31, 2008 and intends for it to satisfy all such qualifications in the future.
The company believes that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years. Accordingly, BPI revalued all of its existing future tax assets and liabilities to the rate expected to apply when the underlying temporary differences reverse resulting in the recognition of a net benefit of $479 million in the income statement at December 31, 2008.
NOTE 15: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2008(1)	2007

Class AAA Series E(2)	12,000,000	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	8,000,000	6.00%	163	199
Class AAA Series G	6,000,000	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	8,000,000	5.75%	162	199
Class AAA Series I	8,000,000	8,000,000	5.20%	164	199
Class AAA Series J	8,000,000	8,000,000	5.00%	163	198
Class AAA Series K	8,000,000	6,000,000	5.20%	121	149

Total				$882	$1,053

(1)	Net of transaction costs of $6 million at December 31, 2008 (2007 — $7 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by Brookfield Asset Management Inc. (“BAM”); balance has been offset with a promissory note receivable from BAM — refer to Note 27(a)
Capital securities — corporate includes $773 million (2007 — $944 million) repayable in Canadian dollars of C$944 million (2007 — $950 million).
The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

Interest expense on capital securities — corporate consists of the following:

(Millions)	2008	2007

Series E(1)	$—	$4
Series’ F through K	57	57

Total net	$57	$61

(1)	Owned by Brookfield Asset Management Inc. — refer to Note 27(a)
NOTE 16: U.S. OFFICE FUND
The company’s interest in the U.S. Office Fund portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations. Third party interests in the U.S. Office Fund are as follows:

(Millions)	2008	2007

Capital securities — fund subsidiaries
Debt securities	$240	$234
Redeemable equity interests	471	505

	711	739
Non-controlling interests — fund subsidiaries	212	216

Total	$923	$955

Debt securities consist of contributions to the U.S. Office Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%. Effective April 2007, the U.S. Office Fund has the right to redeem the debenture for cash, an equity interest in a subsidiary of the U.S. Office Fund, or assets with an equivalent fair value. In the event that the U.S. Office Fund elects to redeem the debenture for cash, the redemption amount will not exceed the fair value of the aforementioned equity interest.
Redeemable equity interests include $426 million (2007 — $440 million) representing the equity interest in the U.S. Office Fund held by the company’s joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the put or the call closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities — fund subsidiaries) in Brookfield Properties’ financial statements as the company could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests consists of $45 million (2007 — $65 million) of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

(Millions)	2008	2007

Interest on debt securities(1)	$(13)	$26
Interest on redeemable equity interests	36	29

	23	55
Non-cash component(2)	(93)	(82)

Total interest expense — capital securities — fund subsidiaries	$(70)	$(27)

(1)	Interest on debt securities includes a gain of $38 million (2007 — nil) representing the effect of a change in estimated future cash flows to settle the obligation

(2)	Represents co-investors share of non-cash items, such as depreciation and amortization

(Millions)	2008	2007

Non-controlling interests	$74	$62
Non-cash component(1)	(96)	(111)

Non-controlling interests — fund subsidiaries	$(22)	$(49)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

Non-controlling interests — fund subsidiaries is comprised of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2008	2007

Non-controlling interests — fund subsidiaries — continuing operations	$(22)	$(75)
Non-controlling interests — fund subsidiaries — discontinued operations	—	26

Total non-controlling interests — fund subsidiaries	$(22)	$(49)

NOTE 17: OTHER
In the current year, the company realized a $24 million foreign exchange gain resulting from a reduction of a net investment in one of the company’s self-sustaining Canadian subsidiaries.
The prior year included $44 million of transaction costs, including $27 million of costs associated with the defeasance of debt at One Liberty Plaza in New York, $13 million of merger integration costs and employee transition costs resulting from the Trizec merger and $4 million of transaction costs written off related to a financing plan the company elected not to implement.
NOTE 18: NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	2008	2007

Common shares of BPO Properties(1)	10.8%	$45	$73
Limited partnership units of Brookfield Financial Properties	0.6%	13	13
UCAR joint venture	50.0%	10	—

Total		$68	$86

(1)	Canadian dollar denominated
At December 31, 2008, the company’s residential subsidiary, Carma Inc., consolidated UCAR Development LLC, a joint venture in which it holds a 50% interest. In the prior year, this entity was proportionately consolidated.
NOTE 19: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $313 million (2007 — $382 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2008	2007

BPO Properties	1,805,489	Series G	70% of bank prime	$37	$45
	3,816,527	Series J	70% of bank prime	78	96
	300	Series K	30-day BA + 0.4%	124	150
	2,847,711	Series M	70% of bank prime	58	71
	800,000	Series N	30-day BA + 0.4%	16	20

Total				$313	$382

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

NOTE 20: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2008	2007

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect to each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 21: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. During the years 2008 and 2007, common shares issued and outstanding changed as follows:

	2008	2007

Common shares outstanding, beginning of year	392,805,608	396,868,457
Shares issued as a result of exercise of options	581,436	450,871
Shares repurchased for cancellation	(2,268,604)	(4,513,720)

Common shares outstanding, end of year	391,118,440	392,805,608

The maximum number of shares reserved for issuance under the company’s Share Option Plan is 39,000,000 (2007 — 13,500,000 on a post-split basis).
During 2008, the exercise of options issued under the company’s share option plan generated cash proceeds of $5 million (2007 — $5 million).
(b) Accumulated other comprehensive income
As of December 31, 2008, accumulated other comprehensive income consists of the following amounts:

	Balance as at Dec. 31
(Millions)	2008	2007

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities	$12	$115
Losses on derivatives designated as cash flow hedges(1), net of taxes and non-controlling interests	(19)	(23)

Accumulated other comprehensive income	$(7)	$92

(1)	Includes losses of $4 million which will be reclassified to interest expense over the next 12 months (2007 — $1 million)

(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2008	2007

Net income from continuing operations	$707	$151
Preferred share dividends	(3)	(3)

Net income from continuing operations available to common shareholders	$704	$148

Net income	$700	$240
Preferred share dividends	(3)	(3)

Net income available to common shareholders	$697	$237

Weighted average shares outstanding — basic	392.3	395.9
Unexercised dilutive options	0.9	3.3

Weighted average shares outstanding — diluted	393.2	399.2

NOTE 22: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.
During 2008, the company granted 2,155,299 stock options (2007 — 1,528,407), under the Share Option Plan with a weighted average exercise price of $18.66 per share (2007 — $31.21 per share), which was equal to the five day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 19, 2008. At the grant date, the options had a weighted average fair value of $5.38 (2007 — $7.78) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 34% volatility (2007 — 19%), a weighted average dividend yield of 3.3% (2007 — 1.6%) and a risk free interest rate of 3.4% (2007 — 4.8%). The resulting total compensation of $11 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2008 under the company’s share option plan:

			Weighted
Issue	Expiry	Number	Average
Date	Date	of Shares	Exercise Price

1999	2009	29,300	$4.39
2000	2010	395,495	4.96
2001	2011	729,162	7.65
2002	2012	1,019,446	8.11
2003	2013	901,458	8.67
2004	2014	1,403,352	13.32
2005	2015	828,602	16.34
2006	2016	818,058	19.90
2007	2017	1,513,044	31.09
2008	2018	2,155,299	18.66

Total		9,793,216	$16.29

The change in the number of options, during 2008 and 2007 is as follows:

	2008		2007
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	8,221,097	$11.77	7,179,459	$11.63
Granted	2,155,299	18.66	1,528,407	31.21
Exercised	(581,436)	(8.34)	(450,871)	(11.90)
Expired / Forfeited	(1,744)	(14.31)	(35,898)	(17.56)

Outstanding, end of year	9,793,216	$16.29	8,221,097	$11.77

Exercisable at end of year	5,174,428	$11.69	4,546,631	$8.02

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of DSUs. The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
At December 31, 2008, the company had a total of 1,054,590 deferred share units outstanding (2007 — 982,381) of which 1,042,147 were vested (2007 — 949,206).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2008 was $6 million (2007 — $3 million).
NOTE 23: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2008	2007(1)

Revenue from commercial property operations	$2,248	$2,098
Revenue from residential development operations	505	700

	2,753	2,798
Interest and other income	52	44

Total	$2,805	$2,842

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

(Millions)	2008	2007(1)

Revenue	$2,248	$2,098
Property operating costs	(920)	(838)

Commercial property net operating income	$1,328	$1,260

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Revenue earned from operating leases for the year ended December 31, 2008 was $2,205 million (2007 — $2,058 million). Included in revenue is net amortization of above- and below-market leases amounting to $139 million (2007 — $137 million).
For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 11% of total U.S. revenues (2007 — 12%). For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 1% of total Canadian revenues (2007 — 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 8% of total revenue for the year ended December 31, 2008 (2007 — 7%).
For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 12% of total U.S. commercial property revenues (2007 — 12%). For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 1% of total Canadian commercial property revenues (2007 — 2%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 10% of total commercial property revenue for the year ended December 31, 2008 (2007 — 10%).
Minimum rental commitments on non-cancelable leases over the next five years are expected as follows:

(Millions)	2009	2010	2011	2012	2013

Rental revenue	$1,381	$1,369	$1,260	$1,174	$1,024

(c) Residential development operations
The results of the company’s residential development operations are as follows:

(Millions)	2008	2007

Revenue	$505	$700
Expenses	(361)	(463)

Residential development net operating income	$144	$237

Residential development expenses includes $272 million (2007 — $351 million) representing the carrying value of land under development and housing inventory sold in the year, $3 million (2007 — nil) to write-down residential developments to their estimated fair value and $86 million (2007 - $112 million) of other expenses.
(d) Interest and other income
Interest and other income was $52 million for the year ended December 31, 2008 (2007 — $44 million). Of this amount, $16 million represents interest income for the year ended December 31, 2008 (2007 — $13 million) with the remainder related to other income.
NOTE 24: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
As of December 31, 2008 the company has commitments totaling C$93 million to third parties for the development projects of Bay Adelaide Centre and Bankers Court.
In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2008, these guarantees amounted to $99 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the project, which range from two to eleven years. The values of the guarantees are reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled.
During the year the company has provided guarantees which amounted to $6 million as at December 31, 2008 that have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the life of the projects, which range from two to eleven years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.
The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield Properties does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. The outcome of such claims is not determinable. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2008 is $12 million (2007 — $8 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.
(c) Brookfield Properties maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Brookfield Properties’ all risk policy limit is $1.5 billion per occurrence. Brookfield Properties’ earthquake limit is $300 million per occurrence and in the annual aggregate for the company’s California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
With respect to Brookfield Properties U.S. properties (including the U.S. Office Fund), in October 2008, the company formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation (“Realrisk”), a wholly-owned captive insurance company; Realrisk continues to provide protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, the company expects Realrisk to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by the company.
The company’s Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to $1 billion.
NOTE 25: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2008, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 5.30%.
The following schedule details the components of the company’s capital as at December 31, 2008 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007

Liabilities
Commercial property debt	5.07%	6.65%	$11,704	$12,125
Residential debt	3.87%	6.17%	434	501
Capital securities — corporate	5.42%	5.42%	882	1,053
Capital securities — fund subsidiaries(3)	10.00%	10.00%	711	739
Non-controlling interests — fund subsidiaries(3)	10.00%	10.00%	212	216
Non-controlling interests — other subsidiaries(4)	12.00%	12.00%	68	86
Preferred equity — subsidiaries	4.19%	4.40%	313	382
Shareholders’ equity
Preferred equity — corporate	3.68%	5.01%	45	45
Common equity(5)	12.00%	12.00%	3,023	7,562

Total(6)	5.30%	7.19%	$17,392	$22,709

(1)	As a percentage of average book value unless otherwise noted

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	Assuming 12% return on co-invested capital

(5)	Determined on a market value basis

(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
Commercial property debt — The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns. The company currently has a level of indebtedness of 64% of gross book value. This level of indebtedness is considered by the company to be within its target and the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.
Capital securities — fund subsidiaries and Non-controlling interest — fund subsidiaries The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios in order to, together with the associated asset management fees, enable the company to increase returns on equity.

Capital securities — corporate, Preferred equity — subsidiaries and Preferred equity — corporate. These represent sources of low-cost capital to the company, without dilution to the common equity base.
The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and at December 31, 2008, the company was in compliance with all of its covenants.
The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.
The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	investment in new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.
The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2008, the average term to maturity of the company’s commercial property debt was six years, close to its average lease term at approximately seven years.
The following table presents the contractual maturities of the company’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)(2)	$11,704	$1,159	$5,122	$1,728	$3,695
Residential development debt	434	379	55	—	—
Capital securities — corporate	882	—	164	163	555
Capital securities — fund subsidiaries(3)	240	—	—	—	240

(1)	Net of transaction costs

(2)	Includes $199 million of debt associated with discontinued operations

(3)	Excludes redeemable equity interests
NOTE 26: FINANCIAL INSTRUMENTS
(a) Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. In 2008, the company used the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan (refer to Note 22).
The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.

Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at December 31, 2008 and 2007:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

December 31, 2008	—	—	—	—	—	Capital securities — corporate	C$750M
December 31, 2007	Forward — Sell C$ / Buy US$	C$800M	C$1.00 = US$1.01	March 2008	nil	Capital securities — corporate	C$350M

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at December 31, 2008 and 2007:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item

December 31, 2008
	Interest rate cap	$3,100	6%	2010	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2010	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
December 31, 2007
	Interest rate cap	3,100	6%	2008	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2008	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	350	Pay 5.8%	2017	(33)	Interest payments on refinancing of fixed debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2007 — ten years) as the hedged interest payments occur.
At December 31, 2008 and December 31, 2007, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant. As at December 31, 2008, losses of $7 million were reclassified to interest expense because it was probable the hedged forecasted interest payments would not occur within the originally specified time period.
The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.
Other derivatives
At December 31, 2008, the company’s self-sustaining subsidiaries had foreign exchange contracts to sell a notional amount of US$21 million (2007 — US$21 million) at a weighted average exchange rate of US$1 = C$0.82 (2007 US$1 = C$0.99) maturing in three months. The aggregate fair value of these contracts at December 31, 2008 was nil (2007 — nil).
At December 31, 2008, the company had a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties Corporation common shares. The fair value of the total return swap was a loss of $9 million at December 31, 2008 (2007 — $2 million loss) based on the market price of the underlying shares at that date. As at December 31, 2008, losses of $11 million in connection with the swap have been recorded in general and administrative expense (2007 — nil).
(b) Fair value of non-derivative financial instruments
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

The carrying value of non-derivative financial instruments approximates fair value, except for those noted in the following table:

	2008		2007
	Carrying		Carrying
(Millions)	Value	Fair Value	Value	Fair Value

Financial Assets
Real estate mortgages	$21	Approximates carrying	$63	Approximates carrying
Residential receivables and other assets	241	Approximates carrying	292	Approximates carrying
Financial liabilities
Commercial property debt	11,704	11,545	12,125	12,071
Land development debt	434	Approximates carrying	501	Approximates carrying
Capital securities — corporate	882	Approximates carrying	1,053	Approximates carrying

(c) Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The company does not have significant interest rate risk associated with its financial assets. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate debt and fixed rate debt maturing within one year:

(Millions)	Impact on net income

Corporate revolver	$2
Term facility	1
Variable rate commercial property debt	49
Variable rate land development debt	4
Fixed rate commercial property debt due within one year	2

Total	$58

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.
Foreign currency risk
The company is structured such that its foreign operations are primarily self-sustaining. As a result, the company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of C$1,092 million. The company has designated C$750 million of these financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at December 31, 2008, a 10% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $75 million and net income by $34 million, on a pre-tax basis. The company has Canadian dollar denominated future income tax assets of C$205 million that are translated to U.S. dollars through net income and, in part offset the gains or losses from translating its net Canadian dollar denominated financial liabilities. Taking into account the translation of Canadian dollar denominated future tax assets, the effect of a 10% change in the U.S. to Canadian dollar exchange rate on net income is $20 million on a pre-tax basis.
The company is also exposed to foreign currency risk on U.S. denominated loans receivable of a subsidiary that has the Canadian dollar as its functional currency. Based on the balance of these financial assets at December 31, 2008, a 10% change in the U.S. to Canadian dollar exchange rate would have a minimal impact on net income.
Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties Corporation common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.
(d) Credit risk
Credit risk related to accounts receivable and straight-line rent and free rent receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on real estate mortgages in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.
Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.
The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.
NOTE 27: OTHER INFORMATION
(a) In September 2007, the company loaned C$200 million to Brookfield Asset Management Inc., the company’s parent, at a rate of 108% of prime which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management Inc. pursuant to the terms of the promissory note.
The company has a $300 million credit facility with Brookfield Asset Management Inc. At December 31, 2008, the balance drawn on this facility was nil (December 31, 2007 — nil).
As at December 31, 2008, the company had approximately $15 million (December 31, 2007 — $15 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate. The indebtedness consists of floating rate debt included in the company’s commercial property debt. Interest expense related to this indebtedness totaled nil for the year ended December 31, 2008 (2007 — nil). In the prior year, the company incurred interest expense on its Class AAA Series E capital securities held by Brookfield Asset Management Inc. as noted above. Interest expense related to these shares was $11 million in 2007 and was recorded at the exchange amount.
(b) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2008 (2007 — $2 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with Brookfield Asset Management Inc. and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.
(c) Supplemental cashflow information

Years ended December 31 (Millions)	2008	2007

Acquisitions of real estate	$16	$(622)
Mortgages and other balances assumed on acquisition	—	315

Net acquisitions	$16	$(307)

Dispositions of real estate	$420	$328
Mortgages assumed by purchasers	—	(104)

Net dispositions	$420	$224

Cash taxes paid	$18	$35

Cash interest paid (excluding dividends paid on capital securities)	$762	$761

(d) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(e) During 2008, interest expense included $16 million relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.
(f) During 2008, the company recorded income from equity accounted investments of $9 million (2007 - $4 million). Of this amount, $3 million was recorded in net operating income from commercial property operations and $6 million was recorded in interest and other income (2007 — $3 million and $1 million, respectively).
(g) Included in general and administrative expenses is foreign exchange gains of $15 million (2007 - gains of $1 million).
(h) Included in cash and cash equivalents is nil of short-term deposits at December 31, 2008 (December 31, 2007 — $39 million).
(i) Amortization on intangible assets and liabilities for the year ended December 31, 2008 was $158 million (2007 — $153 million).

NOTE 28: SUBSEQUENT EVENTS
Subsequent to December 31, 2008, the company refinanced its corporate revolver facility for $388 million through June 2011 at LIBOR + 375 basis points.
NOTE 29: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Assets
Commercial properties	$13,147	$13,498	$1,754	$2,391	$—	$—	$14,901	$15,889
Development properties	624	676	601	496	1,196	1,228	2,421	2,400
Receivables and other	562	569	132	195	241	292	935	1,056
Intangible assets	612	719	25	40	—	—	637	759
Restricted cash and deposits	112	146	2	2	2	3	116	151
Cash and cash equivalents	97	134	59	74	1	6	157	214
Assets related to discontinued operations	290	—	—	4	—	—	290	4

Total	$15,444	$15,742	$2,573	$3,202	$1,440	$1,529	$19,457	$20,473

The carrying amounts of properties located in the United States and Canada at December 31, 2008 were $14,076 million and $3,246 million, respectively (2007 — $14,445 million and $3,844 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007(1)	2008	2007	2008	2007	2008	2007

Revenues	$1,809	$1,684	$439	$414	$505	$700	$2,753	$2,798
Expenses	737	667	183	171	361	463	1,281	1,301

	1,072	1,017	256	243	144	237	1,472	1,497
Interest and other income	21	18	20	14	11	12	52	44

Net operating income from continuing operations	1,093	1,035	276	257	155	249	1,524	1,541
Interest expense
Commercial property debt	589	639	48	34	—	—	637	673
Capital securities — corporate	9	9	48	52	—	—	57	61
Capital securities — fund subsidiaries	(70)	(27)	—	—	—	—	(70)	(27)
General and administrative	57	58	46	45	—	—	103	103
Transaction costs	—	40	—	4	—	—	—	44
Non-controlling interests
Fund subsidiaries	(22)	(75)	—	—	—	—	(22)	(75)
Other subsidiaries	—	1	20	22	—	—	20	23
Depreciation and amortization	476	458	69	61	—	—	545	519

Income before unallocated costs	54	(68)	45	39	155	249	254	220
Future income taxes							(429)	69
Other							(24)	—

Net income from continuing operations							707	151
Discontinued operations	(129)	21	122	68	—	—	(7)	89

Net income							$700	$240

Acquisitions of commercial properties, net	$16	$307	$—	$—	$—	$—	$16	$307
Dispositions of commercial properties, net	—	(89)	(420)	(135)	—	—	(420)	(224)
Commercial property tenant improvements	99	100	7	7	—	—	106	107
Development and redevelopment	164	179	230	134	—	—	394	313
Capital expenditures	57	32	20	17	—	—	77	49

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Total revenues earned in the United States and Canada for the year ended December 31, 2008 were $1,842 million and $963 million, respectively (2007 — $1,722 million and $1,120 million, respectively).

Selected Financial Information

Unaudited

December 31 (US Millions, except for share information)	2008	2007	2006	2005	2004

Financial results
Commercial property net operating income(1)	$1,328	$1,260	$800	$655	$647
Funds from operations	626	629	443	435	403
Net income	700	240	135	164	138
Total assets	19,457	20,473	19,314	9,513	8,800
Shareholders’ equity	3,427	3,078	3,112	1,943	1,992

Per diluted common share
Common shares outstanding	391.1	392.8	396.9	346.8	350.1
Fully diluted shares outstanding	400.8	401.1	404.0	353.9	357.2
Funds from operations excluding lease termination income and gains	1.59	1.57	1.25	1.23	1.13
Net income	1.77	0.59	0.37	0.46	0.39
Dividends paid	0.56	0.55	0.51	0.43	0.28
Shareholders’ equity – book value	8.80	7.84	7.51	5.57	5.61
Common share price at year end	7.73	19.25	26.22	19.61	16.62

Operating data—Commercial properties
Number of commercial properties	108	109	116	66	40
Leasable area (millions of sq. ft.)	65	64	76	48	38
Effective interest (millions of sq. ft.)	60	59	58	29	30
Average occupancy (%)	94.9	95.6	95.1	94.6	92.7

(1)	Restated to reflect the impact of current discontinued operations

Corporate Governance
Brookfield Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its policies and benchmarks them against evolving governance legislation and the views of acknowledged leaders in the area. During 2008, the company continued to further its commitment to prudent corporate governance, ensuring that investors’ interests are represented by a majority of independent directors on the board.
Brookfield Properties’ shareholder-friendly corporate governance policies include:
•	The board has a majority of independent directors

•	The full board is elected annually; shareholders have cumulative voting rights in director elections

•	The company does not have a poison pill in place

•	The positions of CEO and Chairman are separated and a lead independent director has been designated

•	The company has publicly disclosed board guidelines and the performance of the board is reviewed annually

•	Independent directors routinely meet without the CEO or management present

•	The audit committee and the governance and nominating committee are comprised solely of independent directors
The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange (“NYSE”) rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002, and Canadian securities laws. Brookfield Properties, a Canadian company, has chosen to comply with NYSE rules as they apply to U.S. domestic companies and it has filed with the NYSE the most recent Annual CEO Certification as required by section 33A.12(a) of the NYSE Listed Company Manual. However, the company has elected to rely on an exemption from the NYSE rules with respect to certain independence requirements for its human resources and compensation committee. The board believes that it has an appropriate mix of directors on its committees to effectively oversee the business plan and management’s performance.
The board strives to keep informed on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate to ensure that the company’s commitment to sound corporate governance remains intact.
Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee

Paul D. McFarlane, Chair	Allan S. Olson*, Chair	J. Bruce Flatt, Chair
William T. Cahill	William T. Cahill	Paul D. McFarlane
Allan S. Olson	Roderick D. Fraser	Linda D. Rabbitt
Robert L. Stelzl	Diana L. Taylor

*	Lead independent director
Corporate Social Responsibility
Brookfield Properties believes that making a positive contribution to the communities in which it operates is fundamental to the way it does business. That is why the goal of its corporate social responsibility program is to use the company’s human and financial resources to help enrich the lives of those in the cities where it has a presence. This is accomplished in three direct ways. First, the company owns, develops, and manages premier office properties that are sustainable, environmentally friendly, and technologically advanced. Second, it seeks to instill and support a culture of charitable giving and volunteerism amongst its employees. And third, it serves the larger community by animating the public spaces at flagship properties with top-quality concerts, exhibitions, fairs, and festivals, which are held year-round and free of charge.
Brookfield Properties issued its first Corporate Social Responsibility Report in 2008, available for download on the company’s Web site at www.brookfieldproperties.com.

Board of Directors

Gordon E. Arnell
Calgary, Alberta
Chairman
Brookfield Properties Corporation

Chairman of Brookfield Properties since 1995; President 1990-1995; CEO 1990-2000; previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

William T. Cahill
Ridgefield, Connecticut
Managing Director, Independent Risk
Citi Community Capital

Current position since 2002. Previous positions include Managing Director, Citigroup Real Estate Inc., OREO 1996-2002 and Senior Asset Manager 1991-1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983-1991.

Richard B. Clark
New York, New York
Chief Executive Officer
Brookfield Properties Corporation

Current position since 2002; President and CEO of U.S. operations 2000-2002; senior positions for Brookfield Properties and predecessor companies including COO, EVP and Director of Leasing. NAREIT and REBNY Executive Committee; Former Chairman, Real Estate Roundtable Tax Policy Advisory Committee.

Jack L. Cockwell
Toronto, Ontario
Group Chairman
Brookfield Asset Management Inc.

Current position since 2002; President and CEO 1991-2001; senior executive of predecessor companies from 1969. Governor, Royal Ontario Museum and Ryerson University; Director Astral Media Inc and the Toronto Waterfront Corporation.

J. Bruce Flatt
Toronto, Ontario
Senior Managing Partner and CEO
Brookfield Asset Management Inc.

Current position since 2002; President and CEO of Brookfield Properties Corporation 2000-2001; President and COO 1995-2000; held other senior management positions since 1992.

Roderick D. Fraser, Ph.D., O.C.
Edmonton, Alberta
President Emeritus
University of Alberta

President and Vice-Chancellor, University of Alberta 1995-2005; Dean of the Faculty of Arts and Science and Vice-Principal (Resources), Queen’s University, Kingston. Officer of the Order of Canada. Director, Canada-U.S. Fulbright Program, the Aga Khan University and the Alberta Ballet.

Paul D. McFarlane
Mississauga, Ontario
Corporate Director

Retired from a Canadian chartered bank in 2002 after more than 40 years of service. From 1994 until retirement, served as Senior Vice President, Risk Management Division, Head Office. Held positions in numerous branch, regional and head office positions.

Allan S. Olson
Edmonton, Alberta
Chairman and CEO
First Industries Corporation

Current position since 1991. Chairman and CEO, Churchill Corp. 1989-1990 and Banister Construction Group 1990-1991. Various positions at Stuart Olson Construction including President and CEO 1965-1989. Director, ZCL Composites Inc.

Linda Rabbitt
Bethesda, Maryland
CEO, Founder and Chairman
Rand Construction Corporation

Current position since 1989. Executive Vice President, co-founder and co-owner, Hart Construction Co., 1985-1989. Director, Watson Wyatt Worldwide; Class C Director, the Federal Reserve Bank of Richmond. Trustee, George Washington University and Federal City Council. Director, the Greater Washington Board of Trade and the Economic Club of Washington, D.C.

Robert L. Stelzl
Los Angeles, California

Retired from Colony Capital after 14 years as principal and member of the investment committee. Chairman, Brookfield Homes and Director, the Van Eck Family of Mutual Funds, New York. President, Bren Investment Properties 1982-1989; senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Former Chairman, Aman Hotels.

Diana L .Taylor
New York, New York
Managing Director, Wolfensohn & Company

Current position since 2007. Previously Superintendent of Banks for the State of New York; Deputy Secretary to Governor of New York; CFO of Long Island Power Authority; Investment Banker with Smith Barney and Lehman Brothers; Founding Partner of M. R. Beal & Co.; Director, After School Corp., Hudson River Park Trust, Literacy Partners, New York Women’s Foundation, Mailman School of Public Health, Dartmouth College, ACCION International, Sotheby’s, Allianz Global Investors, and Fannie Mae. Member, Council on Foreign Relations.

John E. Zuccotti
New York, New York
Co-Chairman

Brookfield Properties Corporation Current position since 2002. Chairman, Real Estate Board of New York 2004-2006; Senior Counsel, Weil, Gotshal and Manges since 1998; Deputy Chairman, Brookfield Properties 1999-2002; President and CEO, Olympia & York Companies U.S.A. 1990-1996; Partner, Brown & Wood 1986-1990 and Tufo & Zuccotti 1978-1986. First Deputy Mayor of the City of New York 1975-1977. Chairman, New York City Planning Commission 1973-1975. Trustee Emeritus, Columbia University.

Officers

CORPORATE
Richard B. Clark
Chief Executive Officer
Steven J. Douglas
President
Bryan K. Davis
Chief Financial Officer
Brett M. Fox
Chief Compliance and Administrative Officer Corporate Counsel
Melissa J. Coley
Vice President, Investor Relations and Communications
P. Keith Hyde
Vice President, Taxation
Dana E. Petitto
Vice President and Controller
PROPERTY OPERATIONS
UNITED STATES
Dennis H. Friedrich
President and Chief Executive Officer
Paul L. Schulman
Chief Operating Officer
Lawrence F. Graham
Executive Vice President
Edward F. Beisner
Senior Vice President and Controller
G. Mark Brown
Senior Vice President, Strategic Initiatives & Finance
James E. Hedges
Senior Vice President, Acquisitions and Dispositions
Kathleen G. Kane
Senior Vice President and General Counsel
Sabrina L. Kanner
Senior Vice President, Design and Construction
Daniel M. Kindbergh
Senior Vice President, Operations
Jeremiah B. Larkin
Senior Vice President, Director of Leasing
Paul H. Layne
Executive Vice President, Houston
Sara B. Queen
Senior Asset Manager
Joshua J. Sirefman
Senior Vice President, Development
David Sternberg
Senior Vice President, Midwest and Mountain Region
Andrew W. Osborne
Vice President, Acquisitions and Dispositions
Stephanie A. Schembari
Vice President, Human Resources
CANADA
Thomas F. Farley
President and Chief Executive Officer
T. Jan Sucharda
Chief Operating Officer
Stefan J. Dembinski
Senior Vice President, Asset Management Eastern
Robert K. MacNicol
Senior Vice President, Office Leasing, Eastern
Ian D. Parker
Senior Vice President, Asset Management, Western
Deborah R. Rogers
Senior Vice President, Legal, Eastern
Ryk Stryland
Senior Vice President, Development
T. Nga Trinh
Senior Vice President, Investments
N. Dwight Jack
Vice President, Office Leasing, Western
Ricky Tang
Vice President and Controller
RESIDENTIAL OPERATIONS
Alan Norris
President and Chief Executive Officer

BROOKFIELD PROPERTIES CORPORATE INFORMATION

Head Office		Transfer Agent
Three World Financial Center	Brookfield Place	CIBC Mellon Trust Company
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330	P.O. Box 7010, Adelaide Street Postal Station
New York, New York 10281	Toronto, Ontario M5J 2T3	Toronto, Ontario M5C 2W9
T 212.417.7000	T 416.369.2300	T 416.643.5500 or 800.387.0825
F 212.417.7214	F 416.369.2301	F 416.643.5501
www.cibcmellon.com
inquiries@cibcmellon.com
STOCK EXCHANGE LISTINGS

	Stock Symbol	Exchange	Record Date	Payment Date

Common Shares
	BPO	NYSE,	First day of March, June,	Last business day of
		TSX	September, and December	March, June,
September, and December

Class A Preferred Shares
Series A	Not listed	—	First day of March	15th day of March
Series B	Not listed	—	and September	and September

Class AA Preferred Shares
Series E	Not listed	—	15th day of March, June,	Last business day of
			September, and December	March, June,
September, and December

Class AAA Preferred Shares
Series F	BPO.PR.F	TSX	15th day of March, June,	Last business day of
Series G	BPO.PR.U	TSX	September, and December	March, June,
Series H	BPO.PR.H	TSX		September, and December
Series I	BPO.PR.I	TSX
Series J	BPO.PR.J	TSX
Series K	BPO.PR.K	TSX

Shareholder Information
www.brookfieldproperties.com
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives, and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at 212.417.7215 or via e-mail at melissa.coley@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes, and share certificates should be directed to the company’s Transfer Agent, CIBC Mellon Trust, as listed above.
Annual General Meeting
The Annual General Meeting of shareholders will be held in New York City at 300 Madison Avenue Auditorium at 10 a.m. on Thursday, April 30, 2009. Shareholders may also participate in the meeting by webcast through Brookfield Properties’ Website at www.brookfieldproperties.com.

Design by Hinterland

Three World Financial Center
200 Vesey Street
New York, New York 10281
Tel: 212.417.7000
Fax: 212.417.7214

Brookfield Place
181 Bay Street
Toronto, Ontario M5J 2T3
Tel: 416.369.2300
Fax: 416.369.2301
www.brookfieldproperties.com